82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02031218

REGISTRANT'S NAME Jardine Strategic Holdings

*CURRENT ADDRESS

PROCESSED

APR 25 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3085 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/17/02

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

ARS
12-31-01

02 APR 17 AM 11:0

Jardine Strategic Annual Report 2001

Jardines

CONTENTS

Jardine Strategic is a holding company with its principal interests in Jardine Matheson, Dairy Farm, Hongkong Land, Mandarin Oriental and Cycle & Carriage. Its policy is to take strategic stakes in multinational businesses, particularly those with an Asian focus, and to support their expansion. It also complements these interests with smaller positions in quality businesses with existing or potential links with the Group.

Jardine Strategic is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda. In addition, it has a sponsored American Depositary Receipt programme.

Jardine Matheson Limited, which operates from Hong Kong, acts as General Manager to the Company and provides management services to the Group companies. It makes available senior management and provides financial, legal, human resources and treasury support services to the Group's subsidiary undertakings and associates.

Jardine Strategic Holdings Limited
Jardine House
Hamilton
Bermuda

Highlights

- Underlying earnings per share up 44% to US¢22.00
- Increased investment in Group company shares
- The Company and Hongkong Land lengthen debt profile through global bond issues
- Property values in Hong Kong decline
- Dairy Farm successfully exits from Australia
- Mandarin Oriental impacted by adverse international travel market

- Results

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties		
Change %	2000 US$m	**2001** US$m		**2001** US$m	2000 US$m	Change %
(14)	5,960	**5,152**	Revenue	**5,152**	5,960	*(14)*
14	115	**132**	Underlying net profit	**146**	128	*14*
(94)	537	**32**	Net profit/(loss)	**(181)**	1,233	*N/A*
(3)	2,171	**2,107**	Shareholders' funds	**3,639**	3,964	*(8)*
%	US¢	US¢		US¢	US¢	%
44	13.75	**19.77**	Underlying earnings per share	**22.00**	15.28	*44*
(93)	64.17	**4.80**	Earnings/(loss) per share	**(27.21)**	147.40	*N/A*
–	14.50	**14.50**	Dividends per share	**14.50**	14.50	–
%	US$	US$		US$	US$	%
(4)	5.07	**4.88**	Net assets per share*	**4.88**	5.07	*(4)*

*Based on the market price of the Company's holdings.

The Group's financial statements are prepared under International Accounting Standards ('IAS') which, following recent changes, no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in Highlights, Chairman's Statement, Segmental Information, Operating Review, Financial Review and Five Year Summary are based on this supplementary financial information unless otherwise stated.

Results

Our operating companies faced a steadily deteriorating global economic environment in 2001, made significantly worse by the terrorist attack on the United States in September. Asian economies reacted with disappointing growth or, in some cases, recession, and only towards the end of the year were there indications of a bottoming out. In the circumstances, Jardine Strategic did well to increase underlying earnings per share by 44% to US¢22.00, reflecting the benefits of larger stakes in a number of Group companies. Underlying profit rose to US$146 million, compared to US$128 million in 2000.

Our financial statements are prepared under International Accounting Standards, which now require the revaluation of investment properties to be taken through the profit and loss account, rather than directly to reserves. With our extensive property interests, primarily through Hongkong Land, this accounting treatment can give rise to significant fluctuations in reported results.

For the year under review, negative movements in property valuations have produced a reported net loss of US$181 million, or US¢27.21 per share. This compares with a net profit of US$1,233 million, or US¢147.40 per share, in 2000, which benefited from the exceptional profit on the sale of Robert Fleming and positive movements in property valuations.

Net asset value per share, based on the market price of the Company's holdings, decreased by 4% to US$4.88 at the year end.

The Board is recommending a final dividend of US¢9.90 per share, which, together with the interim dividend of US¢4.60 per share, gives an unchanged dividend for the full year of US¢14.50 per share.

Corporate Events

For some years a proportion of the Group's available cash flow has been invested in increasing shareholdings in affiliates where this is considered the optimum use of resources and where such action is expected to improve earnings or net assets per share. This policy was successfully maintained in 2001, and further purchases of shares in Group companies were made. Jardine Matheson purchased 2.3% of its own shares, increasing our attributable interest to 51%, while in turn Jardine Matheson's interest in the Company rose to 75%. Our other Group interests have also been increased, and we now hold 41% of Hongkong Land, 62% of Dairy Farm, 66% of Mandarin Oriental and 29% of Cycle & Carriage.

Group companies took advantage of the decline in US dollar interest rates to enhance their debt profile and diversify their sources of debt financing. Two global ten-year bonds were issued during the year on excellent terms – US$600 million by Hongkong Land and US$300 million by the Company. A significant number of bank facilities were also renewed across the Group on improved terms. The Company's portfolio of first class businesses with strong cash flows has proven its worth not only in assuring stability of earnings but also in securing this favourable access to financial markets.

The proceeds from disposals in 2001 have moved Dairy Farm's balance sheet into a net cash position. Dairy Farm is offering to repurchase by tender up to 10% of its issued share capital.

Business Developments

Hongkong Land performed well in soft rental markets in 2001, though its earnings were affected by increased financing costs incurred in share repurchases, while asset values fell in line with market trends. Nevertheless, its contribution to Jardine Strategic's results rose due to an increase in the Company's percentage holding. Hongkong Land's new development in Central Hong Kong, Chater House, is nearing completion and it has been able to attract prestige anchor tenants for both the office and the retail portions. In Singapore, building on the success of its Raffles Link development, Hongkong Land has joined a consortium with the Cheung Kong and Keppel groups to develop a new business and commercial complex. The company has also partnered with Mainland Chinese interests to build a luxury residential complex in Beijing.

Among Jardine Matheson's directly held subsidiaries and affiliates, Jardine Lloyd Thompson had another excellent year as it integrated recent acquisitions and offered its customers sophisticated risk management services in an insurance market that was already hardening before the events of 11th September. Jardine Motors Group saw a return to profit in the United Kingdom and sold its French subsidiary in early 2002. The company's distributorship of Mercedes-Benz vehicles in Hong Kong will revert mid-year to DaimlerChrysler, and while it will retain an exclusive dealership there will be an impact on results. Looking to the future, it is building its network of service centres in Southern China to form the basis for a motor dealership operation once regulations permit. Jardine Pacific released value through the sale of its interests in Jardine Securicor and Colliers Jardine, in the latter case retaining the Hong Kong property management division which offers scope for expansion. Several of Jardine Pacific's companies, however, suffered from the weak regional economic conditions.

Dairy Farm successfully resolved the problems with its Australian operation by way of a complex phased disposal. It has achieved some improvement in the competitive Hong Kong market and most of its other businesses performed well. The group is now increasing its investment in Southeast Asia where it is expanding its Giant hypermarket format in Malaysia, Singapore and Indonesia. It also plans to increase the number of its successful 7-Eleven outlets in Southern China from 72 to 350 by 2005.

Mandarin Oriental encountered unusually depressed markets in the wake of the terrorist attack. These conditions have not, however, halted the company's global expansion programme and its goal of achieving over 10,000 luxury rooms under management. In addition to its current project in New York, which will come on stream in 2003, the group is to manage a new hotel in central Tokyo on its completion in 2006, and has recently announced a new hotel in Washington, which is targeted to open in 2004.

Cycle & Carriage had a difficult year in its traditional motor and property businesses, offset by better performances from Astra International, one of Indonesia's largest conglomerates with a wide exposure to opportunities in Asia's third most populous country. Despite the need for a provision resulting from the decline in the Indonesian Rupiah, Astra International produced a good trading performance in 2001 and it should become a significant contributor to Cycle & Carriage once its foreign currency debt problems are resolved.

People

Mr. Brian Keelan joined the Board in July 2001.

Prospects

The outlook for 2002 remains uncertain in most of the world's major economies, and it is too early to predict the timing of an upturn. Nevertheless, in 2001 our businesses made good progress in the pursuit of their strategic aims, and the Company's earnings per share benefited from share purchases and buy-backs in several Group companies. The Company's policy of seeking genuine value for shareholders while maintaining sound finances should stand it in good stead in what promises to be another challenging year.

Henry Keswick
Chairman

27th February 2002

Jardine Strategic

Dairy Farm

A listed company, Dairy Farm is a leading retailer in the Asia-Pacific region – principally supermarkets, hypermarkets, convenience stores, drugstores and restaurants. (62%)

Hongkong Land

A major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. Hongkong Land also develops high quality property and infrastructure projects in Asia. (41%)

MANDARIN ORIENTAL THE HOTEL GROUP

A listed international hotel investment and management group with a portfolio of 21 deluxe and first class hotels worldwide, including three under development. (66%)

CYCLE & CARRIAGE

A leading Singapore-listed company with its principal interests in: motor vehicles; property investment and development; and a 32% strategic stake in Astra International, one of Indonesia's largest conglomerates. (29%)

(Attributable interests of Jardine Strategic as at 11th March 2002)

Jardine Matheson

A unique Asian-based conglomerate with a portfolio of interests in leading businesses, held in part through its 75% stake in Jardine Strategic. (51%)

Jardine Pacific

Jardine Pacific's select portfolio of businesses represents a significant number of the Group's non-listed interests in the Asia-Pacific region. (100%)

Jardine Motors Group

Engaged in the distribution, sales and service of motor vehicles, Jardine Motors Group has operations in Asia, the United Kingdom and the United States. (100%)

JARDINE LLOYD THOMPSON Group plc

A leading listed provider of risk solutions and insurance services, combining specialist skills in the London insurance market with an international network. (32%)

(Attributable interests of Jardine Matheson as at 11th March 2002)

Segmental Information

Net Profit/(Loss) and Shareholders' Funds

	Net profit/(loss)				Shareholders' funds			
	2001		2000		**2001**		2000	
	US$m	%	US$m	%	US$m	%	US$m	%
Jardine Matheson*	**45**	***31***	51	*40*	**557**	***15***	627	*16*
Dairy Farm	**28**	***19***	2	*2*	**428**	***12***	366	*9*
Hongkong Land	**85**	***58***	84	*65*	**2,318**	***64***	2,514	*64*
Mandarin Oriental	**5**	***3***	10	*8*	**586**	***16***	625	*16*
Cycle & Carriage	**20**	***14***	10	*8*	**122**	***3***	196	*5*
Other holdings	**12**	***9***	14	*11*	**345**	***10***	407	*10*
Corporate	**(49)**	***(34)***	(43)	*(34)*	**(717)**	***(20)***	(771)	*(20)*
	146	***100***	128	*100*	**3,639**	***100***	3,964	*100*
Non-recurring items	**(327)**	–	1,105	–				
	(181)	***100***	1,233	*100*				

*Excluding Jardine Strategic and its subsidiary undertakings and associates.

Market Value Basis Net Assets

	2001		2000	
	US$m	%	US$m	%
Jardine Matheson	**775**	***24***	753	*22*
Dairy Farm	**669**	***21***	356	*10*
Hongkong Land	**1,723**	***54***	1,970	*58*
Mandarin Oriental	**291**	***9***	405	*12*
Cycle & Carriage	**115**	***4***	116	*3*
Other holdings	**345**	***11***	576	*18*
Corporate	**(724)**	***(23)***	(778)	*(23)*
	3,194	***100***	3,398	*100*
Net assets per share (US$)	**4.88**		5.07	

'Market value basis net assets' are calculated based on the market price of the Company's holdings, with the exception of the holding in Jardine Matheson which has been calculated by reference to the market value of US$3,620 million *(2000: US$3,799 million)* less the market value of Jardine Matheson's interest in the Company.

Net assets per share are calculated on 'market value basis net assets' of US$3,194 million *(2000: US$3,398 million)* and on 654 million *(2000: 670 million)* shares outstanding at the year end which excludes the Company's share of the shares held by Jardine Matheson of 407 million *(2000: 395 million)* shares.

Jardine Matheson is a holding company with extensive operations in trading and services through Jardine Pacific; distribution, sales and service of motor vehicles through Jardine Motors Group; and specialist insurance broking through Jardine Lloyd Thompson. Through its holding in Jardine Strategic, it has interests in the other Group companies.

	2001 US$m	2000 US$m	Change %
Revenue	9,413	10,362	(9)
Underlying net profit	186	177	5
Underlying earnings per share (US¢)	47.97	31.95	50
Net asset value per share (US$)	7.96	8.50	(6)

The year saw a steadily worsening global economic environment, and the Asian economies within which Jardine Matheson operates produced disappointing growth or even recession. Against this background it was a real achievement that the company was able to increase underlying earnings per share by 50% to US¢47.97. Underlying profit, after higher interest charges incurred in implementing a substantial share repurchase programme in 2000, rose by 5%.

Underlying Net Profit
(US$ million)


300
250
200
150
100
50
0
97
98
99
00
01

Economic conditions are expected to remain challenging; nevertheless, Jardine Matheson has robust businesses that are taking the initiative in their chosen areas of growth and can look beyond the current economic difficulties with confidence.

- **Jardine Pacific** faced weak consumer markets and lower levels of trading activity in the Asia-Pacific region, which inevitably impacted on performance. Jardine Pacific produced an underlying profit of US$77 million, down 17%. The return on average shareholders' funds in 2001, excluding non-recurring items, was 14% compared with 16% in the prior year.

  Within Jardine Pacific's businesses, Gammon Skanska saw its profits decline by 15%, but its order book remained at over US$900 million. Jardine Engineering Corporation had a good year, and Jardine Schindler increased its profit contribution by 37%. The 9% fall in cargo through-put at Hong Kong's Chek Lap Kok airport impacted the profitability of HACTL, but it was offset by lower interest rates and operational efficiencies. Jardine OneSolution's performance was adversely affected by the downturn in the global economy, and an impairment charge of US$21 million was made in respect of goodwill relating to prior acquisitions. IKEA's sales grew by 7% in Hong Kong, but profitability fell slightly.

  Earnings were also negatively affected by losses in two businesses: Colliers Jardine, which was sold at the end of the year, with Jardine Pacific retaining its profitable Hong Kong property management business; and Jardine Logistics, the management of which was restructured. The group's interests in Jardine Securicor and the Hong Kong Security Centre were sold in December for US$43 million, realising a profit of US$24 million, as further steps were taken by Jardine Pacific to refine its portfolio and release value created.

Net Asset Value per Share
(US$)


10
8
6
4
2
0
97
98
99
00
01

- **Jardine Motors Group** achieved an underlying profit of US$51 million, the increase of 100% mainly due to the return to profitability of its UK operations. After non-recurring items a net profit of US$38 million was recorded, compared to a net loss of US$37 million in 2000. Revenue declined by 2% to US$2.5 billion following the disposal of loss-making dealerships in the United Kingdom.

  In a contracting Hong Kong market Zung Fu saw lower margins on new car sales, but was able to increase its market share. A positive contribution was also achieved in Mainland China. There was a reduced contribution from the group's Indonesian associate, while its Indian joint venture continued to produce losses and a major restructuring of the business is being undertaken.

  Against a background of record volumes in the UK market, the group's new management team rationalised the dealership portfolio and returned the principal businesses to profitability. There was a reduced profit contribution from France, and in a transaction completed in early 2002 the group disposed of its interest in Cica, the French dealership operation. An improved result was achieved in the United States.

  Jardine Motors Group will continue to refine its business, positioning itself for changes in trading practices in the United Kingdom that are likely be required by the European Commission and the implementation of the new Mercedes-Benz distribution arrangements in Hong Kong in mid-2002.

- **Jardine Lloyd Thompson's** turnover increased 22% to £350 million in 2001. Profit before tax, exceptional items and goodwill amortisation rose 18% to £84 million, based on UK accounting standards. The performance, which maintains and builds upon JLT's growth in recent years, benefited from acquisitions in 2000 and the strength of its traditional business within Risk Solutions, Corporate Risks and Services.

  JLT has reorganized its operational structure into two new business groups; Risk & Insurance Group and Employee Benefits. The latter business has grown substantially, and JLT now has one of the United Kingdom's largest outsourced pensions administration operations. Risk & Insurance Group revenue from continuing operations grew by 15% in 2001 to £272 million, reflecting organic growth and new business demand in the harder market. Employee Benefits revenue increased by some 79% in 2001 to £74 million, benefiting from the acquisition of Abbey National Benefit Consultants together with new business growth.

  JLT's strong financial position and reputation for professionalism and innovation will allow the group to maintain sustainable organic growth and to capitalise on its unique market position in 2002.

Dairy Farm, a listed company, is a leading food and drugstore retailer in the Asia-Pacific region. The group, together with its associates, operates some 2,200 outlets – principally supermarkets, hypermarkets, convenience stores, drugstores and restaurants.

	2001 US$m	2000 US$m	Change %
Sales from continuing operations	**3,470**	3,255	*7*
Underlying net profit	**48**	1	*100+*
Cash flows from operating activities	**158**	192	*(18)*

Sales*
(US$ million)


4,000
3,000
2,000
1,000
0
97 98 99 00 01

*Continuing operations

Underlying Net Profit
(US$ million)


150
100
50
0
97 98 99 00 01

Dairy Farm made significant progress in 2001 against a backdrop of poor economic conditions in most of its markets. A major problem was resolved through the disposal of its Australian business, and sustained developments in areas seen as profit drivers for the future were initiated. The group's sales from continuing activities of US$3,470 million were 7% ahead of 2000, with growth in all regions. Each of the group's regional businesses showed an improved performance, and its underlying profit of US$48 million, compared to US$1 million in the prior year, represented underlying earnings per share of US¢2.87.

Dairy Farm undertook a managed sell-down of Franklins in Australia as the most effective means of realising value from the limited options available. An assessment of Franklins' assets in 2000 had led to an impairment charge of US$129 million. During the course of the disposal programme a premium was achieved on the sale of the assets, yielding a net gain in 2001 of US$38 million.

Dairy Farm's balance sheet moved into a net cash position, due mainly to the proceeds from disposals, and the company proposes to repurchase up to 10% of its issued share capital by way of a tender offer. Such a proposal would still enable the group to maintain its active investment strategy.

Improved results were achieved in all businesses in North Asia with Mannings and 7-Eleven in Hong Kong and Wellcome Taiwan all increasing profits. Wellcome Hong Kong also made good progress, although much has still to be done before it reaches acceptable levels of profitability. The successful 72 store 7-Eleven network in neighbouring Guangdong is being expanded to 350 stores by 2005. The Maxim's restaurant joint-venture is expanding the Starbucks chain in Hong Kong, and will be extending it to Southern China.

Dairy Farm's focus in South Asia is on developing its Giant hypermarket format in Malaysia and Singapore, as well as introducing it into Indonesia and, subject to government approvals, India. During the year Dairy Farm was approached to sell its Woolworths supermarket operation in New Zealand, but after review, the decision was taken to retain and grow the business.

While the economic outlook is uncertain, Dairy Farm remains strong with sound retail businesses that are well positioned to succeed.

Hongkong Land is a major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. The group also develops high quality property and infrastructure projects in Asia.

	2001 US$m	2000 US$m	Change %
Operating profit excluding non-recurring items	**290**	283	*2*
Underlying net profit	**213**	230	*(7)*
Net asset value per share (US$)	**2.72**	2.91	*(7)*

A weakening sentiment prevailed in the office market in Hong Kong in 2001, with the events in the United States in September accelerating the decline. The effect was mitigated in Central by a lack of supply, and occupancy in high quality buildings remained firm.

Hongkong Land's net rental income was little changed as reversions were largely neutral, but higher levels of debt following share repurchases completed in January 2001 led to increased financing charges. Its underlying earnings fell by 7% to US$213 million, while underlying earnings per share reduced by 2% to US¢8.94.

Operating Profit*
(US$ million)


500
400
300
200
100
0
97
98
99
00
01

*Excluding non-recurring items

The valuation of the group's investment property portfolio at the end of 2001 produced a deficit of US$600 million. Largely due to this deficit, shareholders' funds were reduced by 13% to US$6,048 million. The effect on net asset value per share was, however, mitigated by the group's action in December 2001 when it bought back a further 6.7% of its share capital at a cost of US$295 million. As a consequence the net asset value per share benefited by 3% and restricted the overall fall in the year to 7%.

The group took advantage of fine interest rates to enhance its debt profile with a US$600 million global bond issue. Its strong cash flow has proven its worth not only in assuring stability of earnings in challenging times but also in securing favourable access to financial markets.

Hongkong Land's core portfolio of prime assets will be strengthened by the completion in 2002 of Chater House at the heart of Hong Kong's Central district. The group is continuing to make strategic investments, focusing on high quality assets in the best locations. These include new developments, such as One Marina Boulevard in Singapore and a residential site at Central Park in Beijing, and refurbishments, of which a planned upgrade of the Alexandra House retail podium in Hong Kong is the latest example.

Net Asset Value per Share
(US$)


4
3
2
1
0
97
98
99
00
01

The outlook for Hongkong Land's core market is closely tied to the timing and strength of global economic recovery, especially in the United States. The current weakness in the Hong Kong property sector has, however, deterred investment in new supply so that when demand recovers Hongkong Land should see a positive response in values and rentals in its prime locations.

Mandarin Oriental is an international hotel investment and management group with a portfolio of 21 deluxe and first class hotels worldwide, including three under development. The listed company holds equity in most of its hotels, which include Mandarin Oriental, Hong Kong and The Oriental, Bangkok.

	2001 US$m	2000 US$m	Change %
Combined total revenue of hotels under management	**528**	473	*12*
Profit before interest and tax	**41**	53	*(23)*
Cash flows from operating activities	**14**	31	*(56)*

Profit Before Interest and Tax*
(US$ million)


100
80
60
40
20
0
97 98 99 00 01
*Excluding non-recurring items

Mandarin Oriental faced significant challenges in 2001 when, in an already weakening trading environment, the events of 11th September prompted a dramatic fall in both leisure and corporate travel. The effect on Mandarin Oriental was particularly severe as the latter part of the year is traditionally the strongest for many of its hotels. The company's consolidated profit before interest and tax for 2001 was US$41 million, a decrease of US$12 million from 2000. The decline, together with higher interest charges, resulted in a net profit of US$4 million, 76% down on the previous year. Shareholders' funds at the close of 2001 were US$890 million, down 9%, primarily due to a decline in value of the group's Hong Kong hotel properties.

Despite the poor trading environment, Mandarin Oriental remains committed to its long-term strategy of being one of the world's top luxury hotel groups with a target of 10,000 rooms under management. To achieve its goal the group is undertaking a programme of selective expansion in international destinations. In the last three years its portfolio has been increased from 12 to 18 properties, with 6,600 rooms, and three additional hotels under development. In New York the construction is progressing of the AOL Time Warner Center at the southwest corner of Central Park, which in 2003 will house the 251-room Mandarin Oriental, New York. The group has announced the development of a 400-room deluxe hotel in Washington D.C. to open in 2004, while, in Asia, Mandarin Oriental is to manage a new 171-room luxury hotel in Tokyo under a long-term lease upon its completion in 2006.

The quality of service upon which Mandarin Oriental's reputation is built was again recognized by a record number of international awards, both in individual hotels and for the group. 2002 will, however, be another challenging year with little to suggest a sustained turnaround in corporate or leisure travel in the near future, and initiatives will continue to be pursued to enable the group to manage effectively through the downturn.

Revenue per Available Room
(US$)


350
300
250
200
150
100
50
0
97 98 99 00 01
Mandarin Oriental Hyde Park, London
Mandarin Oriental, Hong Kong
The Oriental, Bangkok
The Excelsior, Hong Kong

Cycle & Carriage is a leading Singapore-listed company with its principal interests in: motor vehicles; property investment and development; and a 32% strategic stake in Astra International, one of Indonesia's largest conglomerates.

	2001 S$m	2000 S$m	Change %
Revenue (including share of associates' revenue)	**4,641**	4,588	*1*
Net profit excluding exceptional items	**166**	173	*(4)*
Shareholders' funds	**801**	707	*13*


Revenue*
(S$ million)
5,000
4,000
3,000
2,000
1,000
0
97 98 99 00 01
*Including share of associates' revenue

Cycle & Carriage's profit excluding exceptional items, under Singapore GAAP, decreased by 4% to S$166 million due to a significant decline from its traditional motor business, particularly in Singapore, which was partly offset by a substantial increase in contribution from its associate, Astra International, on an equity accounting basis. The net profit for the year was S$120 million, an increase of 20% over 2000.

Earnings from motor operations fell by 45% to S$65 million, with all major markets experiencing much weaker consumer demand in the second half of the year as economies slowed. In Singapore this position was compounded by the loss of the Mercedes-Benz distributorship from the beginning of the year.

The contribution from property was S$14 million excluding exceptional items, a decline of 15% due to the limited number of projects under development. MCL Land, in which Cycle & Carriage holds a 60% interest, recorded an operating profit of S$15 million, but made an additional provision of S$31 million in respect of foreseeable losses on its development properties.

Astra International, in which Cycle & Carriage has recently increased its stake to 32%, achieved an improved performance due to good consumer demand, particularly for motorcycles, and lower interest rates on its considerable debt. It contributed S$67 million to Cycle & Carriage's results after exchange losses and an investment writedown – an improvement over the S$29 million loss in the previous year. Improved cash flows and proceeds from disposals funded loan prepayments, but Astra International's exposure to debt, particularly foreign currency debt, remains significant.


Net Profit*
(S$ million)
200
150
100
50
0
97 98 99 00 01
*Excluding exceptional items

Unlike in 2001, Cycle & Carriage's Singapore motor operations will not benefit from the importer margin on stocks carried over at the start of the year or the writeback of provisions, and revenues are likely to decline further in 2002. The motor operations elsewhere, however, are expected to produce reasonable performances despite the prevailing unsatisfactory market conditions. MCL Land will earn development profits from its recent property launches, but the sector is not expected to show any significant improvement overall. In Indonesia, Astra International should maintain its trading performance if consumer demand remains steady, but its level of contribution to Cycle & Carriage will be dependant upon interest rates and the value of the Rupiah.

Other Interests

Tata Industries is an investment vehicle of the Tata Group for new ventures in India. Tata Industries, in which the Company has a 20% stake, is involved principally in the areas of telecommunications, property, financial services and auto-components.

Edaran Otomobil Nasional, in which the Company holds a 19% interest, continued to perform well as the demand for the Proton car remained quite firm in 2001. Of its financial services interests, EON Bank is undergoing a restructuring which should result in a public listing.

Presentation of Financial Information

The Group's financial statements are prepared under International Accounting Standards ('IAS') which, following recent changes, no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in this review are based on the supplementary financial information unless otherwise stated.

Accounting Policies

In 2001, the Group implemented IAS 39 – Financial Instruments: Recognition and Measurement, and IAS 40 – Investment Property. In accordance with IAS 39, non-current investments and derivatives are recognized on the balance sheet at fair value. Unrealised gains and losses arising from changes in the fair value of non-current investments are taken to reserves until realised. IAS 40 requires changes in fair values of investment properties to be recorded in the profit and loss account instead of taken directly to property revaluation reserves.

Results

Underlying earnings per share increased 44% to US¢22.00 reflecting a 14% increase in underlying profit, and a reduction in the average number of shares in issue due to the repurchase of own shares by the Company, and an increase in the Company's share of the shares held by Jardine Matheson. The overall result was negatively impacted by a deficit on the revaluation of investment properties in Hongkong Land which, as described above, is required to be charged to the profit and loss account, and the write-off of the brought forward balance of goodwill arising on the acquisition of Astra International by Cycle & Carriage.

Summarised Cash Flow

	2001 US$m	2000 US$m
Operating cash flow of subsidiary undertakings	**102**	159
Dividends from associates and joint ventures	**196**	125
Operating activities	**298**	284
Capital expenditure and investments	**202**	(534)
Cash flow before financing	**500**	(250)

Underlying operating profit increased by 95%, mainly due to a significantly improved performance by Dairy Farm. The Group's share of the underlying results of associates and joint-ventures showed a marginal increase of 3%.

The underlying effective tax rate for the year was 30% compared with 29% in 2000.

On an IAS basis, the net profit for the year was US$32 million and underlying earnings per share was US¢19.77.

Dividends

The Board is recommending an unchanged final dividend of US¢9.90 per share giving total dividends of US¢14.50 per share for the year.

Cash Flow

Cash flow from operating activities for the year was an inflow of US$298 million, an increase of US$14 million on the previous year mainly due to the election of cash instead of scrip dividends from an associate, partly offset by a lower decrease in working capital and higher net financing charges. Capital expenditure for the year before disposals amounted to US$290 million and included US$142 million for the purchase of tangible assets of which US$127 million related to Dairy Farm. The Group invested US$102 million in increasing its shareholdings in Group companies. The sale of Franklins, Sims Trading, Housing Development Finance Corporation and the Company's interest in J.P. Morgan Chase improved cash flow by US$460 million.

Asset Valuation

As described above, the Group's share of the deficit arising from the annual professional revaluation of investment properties in Hongkong Land amounted to US$246 million and has been charged to the consolidated profit and loss account. The Group's other properties were also revalued at the year end resulting in a net deficit of US$52 million, principally relating to Mandarin Oriental's hotels in Hong Kong, which was taken directly to reserves.

The value of the Group's other investments were restated at fair value at the beginning of the year in accordance with IAS 39 giving an attributable surplus of US$222 million of which US$126 million was reversed on revaluation of the investments at the year end.

Audit Committee

The Audit Committee, which was established in February 2002, comprises Simon Keswick (Chairman), R.C. Kwok and C.G.R. Leach.

The Audit Committee's role is to receive reports from the external auditors, review issues raised with regard to the interim and annual financial statements and receive regular reports from the internal audit department. The Committee is tasked to review the operation and effectiveness of the Group's internal controls and procedures. The Audit Committee's terms of reference provide that Jardine Strategic executive directors and representatives of the internal and external auditors attend the Committee meetings by invitation.

Risk Management and Treasury Activities

The Group manages its exposure to financial risk using a variety of techniques and instruments. The main objectives are to limit exchange and interest rate risks and to provide a degree of certainty about costs. In those businesses with significant net debt, measures are taken to fix the rate of interest paid on a proportion of their borrowings. In respect of overseas acquisitions or expansion, borrowings may be taken in the local currency in order to partially hedge the foreign currency exposure on the investment.

The investment of the Group's cash resources is managed so as to minimise risk whilst seeking to enhance yield.

In the course of these activities, the Group enters into derivative financial instruments. However, its treasury functions are specifically prohibited from undertaking transactions unrelated to underlying financial exposures.

Net Debt and Capital Employed
(US$ million)



8,000
6,000
4,000
2,000
0
97
98
99
00
01
Net debt
Capital employed

Funding

In November 2001, the Company issued US$300 million 6.375% guaranteed bonds. The net proceeds were used to refinance and extend the maturity of existing borrowings and for general corporate purposes.

At the year end, undrawn committed facilities exceeded US$1,300 million. In addition, the Group had available liquid funds in excess of US$590 million. Overall net borrowings decreased by US$356 million to US$943 million, representing 22% of capital employed which compared with 28% in the previous year.

Norman Lyle
Finance Director

27th February 2002

Henry Keswick
CHAIRMAN

Mr. Henry Keswick joined the Board in 1988 and became Chairman in 1989. He is chairman of Jardine Matheson, having first joined the group in 1961, and is a director of Dairy Farm, Hongkong Land and Mandarin Oriental. He is also vice chairman of the Hong Kong Association.

Percy Weatherall
MANAGING DIRECTOR

Mr. Weatherall was appointed Managing Director in 2000. He has been with the Jardine Matheson group since 1976 during which time he has held several senior executive positions, most recently the chief executive officer of Hongkong Land. He is chairman of Jardine Matheson Ltd, and managing director of Dairy Farm, Hongkong Land, Jardine Matheson and Mandarin Oriental.

Norman Lyle
FINANCE DIRECTOR

Mr. Lyle is a Chartered Management Accountant and joined the Board in 1997. He was formerly the general manager, finance of Zeneca Group. He is a director of Jardine Matheson Ltd, Dairy Farm and Jardine Matheson.

Jenkin Hui

Mr. Hui joined the Board in 1999. He is a director of Hongkong Land, Central Development and a number of property and investment companies.

P.L.A. Jamieson

Mr. Jamieson was appointed to the Board in 1990. He joined the Robert Fleming group in 1961 and was managing director of Jardine Fleming in Hong Kong between 1969 and 1975. He retired as deputy chairman of Robert Fleming in 1998. He is a director of Carlisle Companies.

Brian Keelan

Mr. Keelan joined the Board in July 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Ltd, Dairy Farm, Hongkong Land, Jardine Matheson and Mandarin Oriental. Mr. Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

Simon Keswick*

Mr. Simon Keswick joined the Board in 1986. He joined the Jardine Matheson group in 1962 and is chairman of Dairy Farm, Hongkong Land and Mandarin Oriental, and a director of Jardine Lloyd Thompson and Jardine Matheson. He is also a director of Hanson and chairman of The Fleming Mercantile Investment Trust.

Dr George C.G. Koo

Dr Koo, a Fellow of the Royal College of Surgeons, joined the Board in 1996. He is the founder and managing director of the Hong Kong Lithotripter Centre and a member of the Political Consultative Committee of Chekiang Province of the People's Republic of China. He is also a director of Dairy Farm.

R.C. Kwok*

Mr. Kwok is a Chartered Accountant and joined the Board in 1987. He joined the Jardine Matheson group in 1964 and is a director of Jardine Matheson Ltd, Dairy Farm, Hongkong Land, Jardine Matheson, Mandarin Oriental and SIIC Medical Science and Technology (Group).

C.G.R. Leach*

Mr. Leach joined the Board in 1987. He joined the Jardine Matheson group in 1983 after a career in banking and merchant banking. He is deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm, Hongkong Land, Jardine Matheson and Mandarin Oriental. He is also a trustee of the British Library.

*Member of the Audit Committee

Company Secretary and Registered Office

C.H. Wilken
Jardine House, 33-35 Reid Street
Hamilton
Bermuda

Consolidated Profit and Loss Account

for the year ended 31st December 2001

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties*	
2000 US$m	**2001 US$m**	Note		**2001 US$m**	2000 US$m
5,960	**5,152**	1	Revenue	**5,152**	5,960
(4,366)	**(3,731)**		Cost of sales	**(3,731)**	(4,366)
1,594	**1,421**		Gross profit	**1,421**	1,594
32	**68**		Other operating income	**68**	25
(1,282)	**(1,105)**		Selling and distribution costs	**(1,105)**	(1,281)
(313)	**(274)**		Administration expenses	**(274)**	(313)
(21)	**(54)**		Other operating expenses	**(53)**	(36)
(129)	**–**	2	Impairment of assets in Dairy Farm	**–**	(129)
–	**38**	3	Net gain on disposal of Franklins' assets in Dairy Farm	**38**	–
217	**–**	4	Profit on sale of Robert Fleming	**–**	217
98	**94**	5	Operating profit	**95**	77
(77)	**(100)**	6	Net financing charges	**(100)**	(77)
281	**204**		Share of operating profit less net financing charges of associates and joint ventures	**237**	242
–	**(88)**	7	Impairment of assets in Cycle & Carriage	**(88)**	–
–	**–**		Fair value (losses)/gains on investment properties in Hongkong Land	**(246)**	749
255	**–**		Profit on sale of Robert Fleming in Jardine Matheson	**–**	255
536	**116**	8	Share of results of associates and joint ventures	**(97)**	1,246
557	**110**		Profit/(loss) before tax	**(102)**	1,246
(68)	**(74)**	9	Tax	**(75)**	(68)
489	**36**		Profit/(loss) after tax	**(177)**	1,178
48	**(4)**		Outside interests	**(4)**	55
537	**32**	27	Net profit/(loss)	**(181)**	1,233
US¢	**US¢**			**US¢**	US¢
64.17	**4.80**	10	Earnings/(loss) per share	**(27.21)**	147.40
13.75	**19.77**	10	Underlying earnings per share	**22.00**	15.28

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 20.

Consolidated Balance Sheet

at 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2000 US$m
			Net operating assets		
83	**72**	*11*	Goodwill	**72**	83
1,254	**1,041**	*12*	Tangible assets	**1,692**	1,966
348	**362**	*13*	Leasehold land payments	**–**	–
2,010	**1,910**	*14*	Associates and joint ventures	**3,305**	3,629
485	**499**	*15*	Other investments	**499**	485
14	**10**	*16*	Deferred tax assets	**10**	14
41	**42**	*17*	Pension assets	**42**	41
–	**2**	*18*	Other non-current assets	**2**	–
4,235	**3,938**		Non-current assets	**5,622**	6,218
471	**282**		Stocks	**282**	471
247	**174**	*19*	Debtors and prepayments	**174**	247
737	**595**	*20*	Bank balances and other liquid funds	**595**	737
1,455	**1,051**		Current assets	**1,051**	1,455
(996)	**(807)**	*21*	Creditors and accruals	**(807)**	(996)
(91)	**(261)**	*22*	Borrowings	**(261)**	(91)
(14)	**(17)**		Current tax liabilities	**(17)**	(14)
(1,101)	**(1,085)**		Current liabilities	**(1,085)**	(1,101)
354	**(34)**		Net current (liabilities)/assets	**(34)**	354
(1,945)	**(1,277)**	*22*	Long-term borrowings	**(1,277)**	(1,945)
(42)	**(31)**	*16*	Deferred tax liabilities	**(34)**	(44)
(2)	**(2)**	*17*	Pension liabilities	**(2)**	(2)
–	**(5)**	*23*	Other non-current liabilities	**(5)**	–
2,600	**2,589**			**4,270**	4,581
			Capital employed		
53	**53**	*25*	Share capital	**53**	53
1,274	**1,264**	*26*	Share premium	**1,264**	1,274
1,639	**1,614**	*27*	Revenue and other reserves	**3,146**	3,432
(795)	**(824)**	*29*	Own shares held	**(824)**	(795)
2,171	**2,107**		Shareholders' funds	**3,639**	3,964
429	**482**	*30*	Outside interests	**631**	617
2,600	**2,589**			**4,270**	4,581

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 20.

Percy Weatherall
Norman Lyle
Directors

27th February 2002

Consolidated Statement of Changes in Shareholders' Funds

for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS 2001 US$m	Note		Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2001 US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2000 US$m
			At 1st January		
3,376	**3,964**		– as previously reported	**3,964**	3,376
(1,052)	**(1,793)**		– effect of adopting IAS 40 and consequential changes	**–**	–
2,324	**2,171**			**3,964**	3,376
–	**206**		– effect of adopting IAS 39	**206**	–
2,324	**2,377**		– as restated	**4,170**	3,376
			Revaluation of properties		
10	**(5)**	*27*	– net revaluation (deficit)/surplus	**(52)**	60
(1)	**1**	*27*	– deferred tax	**1**	(1)
			Revaluation of other investments		
–	**(126)**	*27*	– fair value losses	**(126)**	–
–	**(13)**	*27*	– transfer to consolidated profit and loss account on disposal	**(13)**	–
			Net exchange translation differences		
(66)	**(42)**	*27*	– amount arising in year	**(43)**	(71)
31	**21**	*27*	– transfer to consolidated profit and loss account on disposal of businesses	**21**	31
			Cash flow hedges		
–	**(12)**	*27*	– fair value losses	**(12)**	–
–	**9**	*27*	– transfer to consolidated profit and loss account	**9**	–
(26)	**(167)**		Net (losses)/gains not recognized in consolidated profit and loss account	**(215)**	19
537	**32**		Net profit/(loss)	**(181)**	1,233
(125)	**(97)**	*28*	Dividends	**(97)**	(125)
(259)	**(10)**	*25*	Repurchase of shares	**(10)**	(259)
1	**1**	*27*	Change in attributable interests	**1**	1
(281)	**(29)**		Increase in own shares held	**(29)**	(281)
2,171	**2,107**		At 31st December	**3,639**	3,964

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 20.

Consolidated Cash Flow Statement

for the year ended 31st December 2001

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS **2001** US$m	*Note*		Prepared in accordance with IAS as modified by revaluation of leasehold properties* **2001** US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties* 2000 US$m
			Operating activities		
98	**94**		Operating profit	**95**	77
185	**147**	*31(a)*	Depreciation and amortisation	**146**	183
(96)	**(44)**	*31(b)*	Other non-cash items	**(44)**	(73)
62	**20**	*31(c)*	Decrease in working capital	**20**	62
38	**24**		Interest received	**24**	38
(108)	**(121)**		Interest and other financing charges paid	**(121)**	(108)
(20)	**(18)**		Tax paid	**(18)**	(20)
159	**102**			**102**	159
125	**196**		Dividends from associates and joint ventures	**196**	125
284	**298**		Cash flows from operating activities	**298**	284
			Investing activities		
(465)	**(54)**	*31(d)*	Purchase of subsidiary undertakings	**(54)**	(465)
(72)	**(89)**	*31(e)*	Purchase of associates and joint ventures	**(89)**	(72)
(13)	**(5)**		Purchase of other investments	**(5)**	(13)
(235)	**(142)**		Purchase of tangible assets	**(142)**	(235)
–	**54**	*31(f)*	Sale of subsidiary undertakings	**54**	–
109	**4**	*31(g)*	Sale of associates and joint ventures	**4**	109
134	**189**	*31(h)*	Sale of other investments	**189**	134
8	**28**		Sale of tangible assets	**28**	8
–	**217**		Disposal of Franklins' assets in Dairy Farm	**217**	–
(534)	**202**		Cash flows from investing activities	**202**	(534)
			Financing activities		
(259)	**(10)**		Repurchase of shares	**(10)**	(259)
19	**3**		Capital contribution from outside shareholders	**3**	19
1,305	**915**		Drawdown of borrowings	**915**	1,305
(600)	**(1,380)**		Repayment of borrowings	**(1,380)**	(600)
(167)	**(155)**		Dividends paid by the Company	**(155)**	(167)
(37)	**(5)**		Dividends paid to outside shareholders	**(5)**	(37)
261	**(632)**		Cash flows from financing activities	**(632)**	261
(6)	**(6)**		Effect of exchange rate changes	**(6)**	(6)
5	**(138)**		Net (decrease)/increase in cash and cash equivalents	**(138)**	5
703	**708**		Cash and cash equivalents at 1st January	**708**	703
708	**570**	*31(i)*	Cash and cash equivalents at 31st December	**570**	708

*The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 20.

Basis of Preparation

The financial statements have been prepared in accordance with International Accounting Standards ('IAS'). The Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements.

(a) Financial statements prepared in accordance with IAS

The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In 2001, the Group adopted IAS 39 – Financial Instruments: Recognition and Measurement. The effects of adopting IAS 39 are summarised in the consolidated statement of changes in shareholders' funds and further information is disclosed in the accounting policies on investments and derivative financial instruments.

In addition, the Group adopted IAS 40 – Investment Property. IAS 40 clarified that leasehold interests in land should not be shown at valuation and instead should be shown at amortised cost. These effects are summarised in the consolidated statement of changes in shareholders' funds and further information is disclosed in the accounting policies on tangible fixed assets and investment properties.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars.

The Group's reportable segments are set out in note 1 and are described on page 4 and pages 6 to 11.

(b) Financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties

In prior years the Group reflected the fair value of leasehold properties in its financial statements. As mentioned above, changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 16 to 19 and page 31 prepared in accordance with IAS as modified by the revaluation of leasehold properties. In accordance with IAS 40, changes in fair values of investment properties which were previously taken directly to property revaluation reserves are recorded in the consolidated profit and loss account. Leasehold properties which are investment properties are stated at open market value determined annually by independent valuers. Other leasehold properties are stated at open market value which is determined every three years by independent valuers and reviewed by the Directors in the intervening years.

Basis of Consolidation

(a) The consolidated financial statements include the financial statements of the Company, its subsidiary undertakings and, on the basis set out in (b) below, its associates and joint ventures. Subsidiary undertakings are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiary undertakings, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealised surpluses and deficits on transactions between Group companies have been eliminated. The cost of and related income arising from shares held in the Company by an associate is eliminated from shareholders' funds and profit respectively.

(b) Associates are companies, not being subsidiary undertakings, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(c) Outside interests represent the proportion of the results and net assets of subsidiary undertakings and their associates and joint ventures not attributable to the Group.

(d) The results of companies other than subsidiary undertakings, associates and joint ventures are included only to the extent of dividends received.

Foreign Currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiary undertakings, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiary undertakings, associates and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary undertaking, associate or joint venture at the effective date of acquisition. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within associates and joint ventures, and is amortised using the straight line method over its estimated useful life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The profit or loss on disposal of subsidiary undertakings, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortised but does not include any attributable goodwill previously eliminated against reserves.

Gains or losses arising from dilution of the Group's interest in subsidiary undertakings, associates and joint ventures, in circumstances where the Group took no action to maintain its holding, are recorded as a change in attributable interest in reserves. Such passive dilutions principally arise on the exercise of share options.

Tangible Fixed Assets and Depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Previously the Group reflected all leasehold properties including land at valuation. Changes in IAS, which came into effect during 2001, no longer permit the valuation of leasehold interests in land. Accordingly the Group accounts for leasehold land as operating leases at amortised cost. The effect of this change has been to increase net profit for the year ended

31st December 2000 by US$11 million, and to decrease shareholders' funds at 1st January 2000 and 2001 by US$191 million and US$229 million respectively. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write off the cost or valuation of each asset over its estimated life. The principal rates in use are as follows:

Buildings	up to $3\frac{1}{3}$%
Leasehold improvements	over period of the lease
Plant and machinery	10 – $33\frac{1}{3}$%
Furniture, equipment and motor vehicles	10 – $33\frac{1}{3}$%

No depreciation is provided on freehold land as it is deemed to have an indefinite life. In respect of hotel properties, it is the Group's practice to maintain the properties in a continual state of sound repair, such that their value is not diminished by the passage of time. Accordingly, the Directors consider that the lives of these properties are sufficiently long and their residual values are sufficiently high that their depreciation is insignificant. The cost of maintenance and repairs of the hotel properties is charged to the consolidated profit and loss account as incurred and the cost of significant improvements is capitalised.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

Investment Properties

Investment properties are properties held for long-term rental yields. Investment properties held by associates and joint ventures are carried at fair value, representing open market value determined annually by independent valuers. Changes in IAS as described above no longer permit the valuation of leasehold interest in land. In addition, as a result of an inability to estimate reliably the element of leasehold property values attributable to the building component, leasehold buildings which are investment properties are carried at depreciated cost. In accordance with IAS 40 – Investment Property, changes in fair values of investment properties are recorded in the consolidated profit and loss account. Previously the Group had recorded changes in fair values of investment properties in property revaluation reserves. The effect of these changes have been to decrease net profit for the year ended 31st December 2000 by US$9 million and to decrease shareholders' funds at 1st January 2000 and 1st January 2001 by US$861 million and US$1,564 million respectively. The amounts included in property revaluation reserves related to investment properties at 1st January 2000 and 2001 have been transferred to revenue reserves.

Investments

(a) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account. This is a change in accounting policy as in previous years non-current investments were shown at cost less amounts provided. The effect of this change in policy has been to increase shareholders' funds at 1st January 2001 by US$222 million.

(b) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

(c) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

Operating Leases

(a) Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and are amortised over the period of the lease. In previous years, long-term leasehold interests were recognized as tangible fixed assets and were stated at valuation.

(b) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

Stocks

Stocks which principally comprise goods held for resale are stated at the lower of cost and net realisable value. Cost is determined by the first-in, first-out method.

Debtors

Trade debtors are carried at anticipated realisable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions, bank and cash balances, and liquid investments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligations can be made.

Borrowings and Borrowing Costs

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method.

On issue of convertible bonds, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is included in long-term borrowings on the amortised cost basis until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' funds or non-current liabilities, as appropriate. Any conversion option component included in non-current liabilities is shown at fair value. This is a change in accounting policy as in the previous year the conversion option was shown at cost. The effect of this change in policy on an associate has been to decrease the Group's shareholders' funds at 1st January 2001 by US$4 million.

Borrowing costs relating to major development projects are capitalised until the asset is substantially completed. Capitalised borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

Deferred Tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiary undertakings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Pension Obligations

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognized in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

Derivative Financial Instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized in the balance sheet at cost on the trade date and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge) or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves until the committed or forecasted transaction occurs. At that time the cumulative gain or loss is transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability, or recognized in the consolidated profit and loss account, as appropriate. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to any ineffective portion is recognized immediately in the consolidated profit and loss account. However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognized in exchange reserves.

This is a change in accounting policy as in previous years derivative financial instruments were recognized in the balance sheet to the extent of premiums paid or received on options. The effect of this change has been to decrease shareholders' funds at 1st January 2001 by US$12 million.

Dividends

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

Revenue

Revenue consists of gross inflow of economic benefits associated with a transaction. Revenue from the sale of goods is recognized when significant risks and rewards of ownership of the goods have been transferred to customers, and revenue from the rendering of services is recognized when services are performed, provided that the amount can be measured reliably.

Pre-operating Costs

Pre-operating costs are expensed as they are incurred.

prepared in accordance with IAS

1 Revenue

	2001 US$m	2000 US$m
By business:		
Dairy Farm	4,924	5,733
Mandarin Oriental	228	227
	5,152	5,960
By geographical location of customers:		
Australia	1,423	2,304
Hong Kong and Mainland China	1,771	1,839
New Zealand	668	683
North America	32	26
Northeast Asia	304	294
Southeast Asia	910	787
United Kingdom and Continental Europe	44	27
	5,152	5,960

The Group is grouped into seven core companies as described on page 4 and accordingly its primary segment reporting format is business segments with secondary segment information reported geographically.

Northeast Asia includes Japan and Taiwan. Southeast Asia includes all other countries in Asia.

Revenue consists primarily of the sale of goods.

2 Impairment of Assets in Dairy Farm

In view of the poor trading conditions in Australia, the Directors reviewed the carrying value of Dairy Farm's assets associated with Australia at 31st December 2000 and concluded that it was appropriate to make an impairment write down against certain assets. As a result, impairment losses were recorded in 2000 against goodwill of US$14 million and against tangible assets of US$115 million. The loss attributable to the Group, after tax and outside interests, amounted to US$74 million.

3 Net Gain on Disposal of Franklins' Assets in Dairy Farm

During the year, Dairy Farm completed the managed sell-down of the Franklins business in Australia. The transaction realised proceeds net of closure and related costs of US$217 million. The profit attributable to the Group, after tax and outside interests, amounted to US$26 million.

The results before impairment of assets *(refer note 2)* and net cash flows of this discontinuing operation during the year are summarised below:

	2001 US$m	2000 US$m
Revenue	**1,423**	2,304
Cost of sales	**(1,095)**	(1,751)
Gross profit	**328**	553
Net operating expenses	**(371)**	(608)
Operating loss	**(43)**	(55)
Net financing charges	**(10)**	(17)
Share of results of associates and joint ventures	**–**	(1)
Loss before tax	**(53)**	(73)
Tax	**–**	2
Loss after tax	**(53)**	(71)
Cash flows from operating activities	**(73)**	(6)
Cash flows from investing activities	**(12)**	(45)
Cash flows from financing activities	**37**	52
Net cash flows	**(48)**	1

4 Profit on Sale of Robert Fleming

In August 2000, the Company and its associate, Jardine Matheson, disposed of their interests in Robert Fleming for a total consideration of US$251 million and US$964 million respectively. Of the total consideration received by the Company, US$134 million was settled in cash and US$117 million in shares of common stock of The Chase Manhattan Corporation (subsequently renamed J.P. Morgan Chase). The profit attributable to the Group, after tax and outside interests, amounted to US$465 million of which US$217 million arose in the Company and US$248 million related to the interests held by Jardine Matheson.

5 Operating Profit

	2001 US$m	2000 US$m
By business:		
Dairy Farm	53	22
Mandarin Oriental	29	38
	82	60
Impairment of assets in Dairy Farm	–	(129)
Discontinuing operation – Franklins in Dairy Farm	(43)	(55)
Net gain on disposal of Franklins' assets in Dairy Farm	38	–
Profit on sale of Robert Fleming	–	217
Corporate and other interests	17	5
	94	98
The following items have been charged/(credited) in arriving at operating profit:		
Amortisation of goodwill on acquisition of subsidiary undertakings	6	8
Impairment of goodwill on acquisition of subsidiary undertakings	–	14
Depreciation of tangible assets	140	176
Impairment of tangible assets	12	115
Amortisation of leasehold land payments	1	1
Impairment of other investments	14	–
Staff costs		
– salaries and benefits in kind	578	727
– defined benefit pension plans *(refer note 17)*	7	8
– defined contribution pension plans	15	19
	600	754
Operating leases		
– minimum lease payments	297	299
– contingent rents	7	4
– subleases	(8)	(10)
	296	293
Income from other investments	(12)	(17)
Rental income	(4)	(5)

Directors' remuneration for the year ended 31st December 2001 amounted to US$174,000 *(2000: US$135,000)*.

The number of employees at 31st December 2001 was 39,000 *(2000: 59,000)*.

6 Net Financing Charges

	2001 US$m	2000 US$m
Interest expense		
– bank loans and advances	(103)	(112)
– other loans	(11)	(2)
	(114)	(114)
Interest income	21	40
Commitment and other fees	(7)	(3)
	(100)	(77)

7 Impairment of Assets in Cycle & Carriage

In view of the continuing weakness of the Indonesian Rupiah, the Directors reviewed the carrying value of Cycle & Carriage's investment in Astra International in April 2001. This review indicated that the future cash flows from Astra International's business, when discounted at an appropriate risk-adjusted discount rate which took account of the uncertainties surrounding the Indonesian economy and its currency, were not sufficient to support the balance of goodwill arising on the acquisition of this investment. Accordingly, the balance of the goodwill was written off. The loss attributable to the Group, after tax and outside interests, amounted to US$88 million.

8 Share of Results of Associates and Joint Ventures

	2001 US$m	2000 US$m
By business:		
Jardine Matheson	85	68
Dairy Farm	34	36
Hongkong Land	53	127
Mandarin Oriental	9	7
Cycle & Carriage	23	24
	204	262
Discontinuing operation – Franklins in Dairy Farm	–	(1)
Discontinued operation – Robert Fleming in Jardine Matheson	–	20
Profit on sale of Robert Fleming in Jardine Matheson	–	255
Impairment of assets in Cycle & Carriage	(88)	–
	116	536

Results are shown after amortisation and impairment of goodwill *(refer note 14)*.

9 Tax

	2001 US$m	2000 US$m
Company and subsidiary undertakings:		
Current tax		
– charge for the year	20	20
– under provision in prior years	1	–
Deferred tax	(3)	(4)
	18	16
Associates and joint ventures:		
Current tax	55	51
Deferred tax	1	1
	56	52
	74	68
By geographical area:		
Australasia	6	3
Continental Europe	1	2
Hong Kong and Mainland China	28	34
North America	5	4
Northeast Asia	1	2
Southeast Asia	29	20
United Kingdom	4	3
	74	68
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	38	(13)
Income not subject to tax	(14)	(38)
Expenses not deductible for tax purposes	58	76
Recognition of previously unrecognized temporary differences	(1)	–
Tax losses not recognized	22	43
Utilisation of previously unrecognized tax losses	(29)	(3)
Deferred tax assets written off	–	3
Recognition of previously unrecognized deferred tax assets	(4)	(2)
Under provision in prior years	1	–
Withholding tax	2	2
Other	1	–
	74	68

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

10 Earnings Per Share

Earnings per share are calculated on net profit of US$32 million *(2000: US$537 million)* and on the weighted average number of 665 million *(2000: 837 million)* shares in issue during the year. The weighted average number excludes the Company's share of the shares held by an associate.

Additional earnings per share reflecting the revaluation of leasehold properties are calculated on a net loss of US$181 million *(2000: net profit of US$1,233 million)* as shown in the supplementary financial information.

Additional earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit is reconciled as follows:

Prepared in accordance with IAS 2000 US$m	Prepared in accordance with IAS **2001** US$m		Prepared in accordance with IAS as modified by revaluation of leasehold properties **2001** US$m	Prepared in accordance with IAS as modified by revaluation of leasehold properties 2000 US$m
115	**132**	Underlying net profit	**146**	128
		Discontinuing operations		
(40)	**(32)**	– net loss of Franklins	**(32)**	(40)
–	**26**	– net gain on disposal of Franklins' assets	**26**	–
14	**–**	– net profit of Robert Fleming	**–**	14
465	**–**	– profit on sale of Robert Fleming	**–**	465
439	**(6)**		**(6)**	439
		Sale and closure of businesses		
22	**–**	– Chubb China	**–**	22
17	**14**	– other	**14**	17
39	**14**		**14**	39
		Asset impairment		
(16)	**(5)**	– Jardine Motors Group	**(4)**	(16)
(74)	**(8)**	– Dairy Farm	**(8)**	(74)
40	**(30)**	– Hongkong Land	**(12)**	(8)
–	**(88)**	– Astra International	**(88)**	–
(19)	**(28)**	– other	**(28)**	(19)
(69)	**(159)**		**(140)**	(117)
14	**–**	Sale and revaluation of properties	**–**	–
		Fair value (losses)/gains on investment properties		
–	**–**	– Hongkong Land	**(246)**	749
(2)	**(5)**	– other	**(5)**	(6)
(2)	**(5)**		**(251)**	743
–	**26**	Fair value gain on options embedded in Jardine Matheson Guaranteed Bonds	**26**	–
–	**29**	Sale of investments	**29**	–
1	**1**	Other non-recurring items	**1**	1
537	**32**	Net profit/(loss)	**(181)**	1,233

11 Goodwill

	Positive goodwill US$m	Negative goodwill US$m	Net US$m
2001			
Net book value at 1st January	123	(40)	83
Exchange differences	(1)	–	(1)
Additions	15	(17)	(2)
Disposals	(2)	–	(2)
Amortisation	(8)	2	(6)
Net book value at 31st December	**127**	**(55)**	**72**
Cost	146	(60)	86
Amortisation and impairment	(19)	5	(14)
	127	**(55)**	**72**
2000			
Net book value at 1st January	112	(5)	107
Exchange differences	(3)	–	(3)
Additions	37	(36)	1
Amortisation	(9)	1	(8)
Impairment charge	(14)	–	(14)
Net book value at 31st December	123	(40)	83
Cost	153	(42)	111
Amortisation and impairment	(30)	2	(28)
	123	(40)	83

12 Tangible Assets

	Freehold properties US$m	Leasehold properties US$m	Leasehold improvements US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2001						
Net book value at 1st January						
– as previously reported	353	1,028	188	267	130	1,966
– consequential changes of adopting IAS 40	–	(712)	–	–	–	(712)
– as restated	353	316	188	267	130	1,254
Exchange differences	(12)	(5)	(4)	(11)	(2)	(34)
Additions	5	3	54	43	40	145
Disposals	(47)	–	(27)	(84)	(6)	(164)
Depreciation charge	(3)	(2)	(38)	(54)	(43)	(140)
Impairment charge	–	–	(1)	(4)	(7)	(12)
Net revaluation deficit	(1)	(7)	–	–	–	(8)
Net book value at 31st December	**295**	**305**	**172**	**157**	**112**	**1,041**
Cost or valuation	299	309	377	371	335	1,691
Depreciation and impairment	(4)	(4)	(205)	(214)	(223)	(650)
	295	**305**	**172**	**157**	**112**	**1,041**
2000						
Net book value at 1st January						
– as previously reported	329	919	190	377	204	2,019
– consequential changes of adopting IAS 40	–	(662)	–	–	–	(662)
– as restated	329	257	190	377	204	1,357
Exchange differences	(28)	(13)	(15)	(37)	(13)	(106)
New subsidiary undertakings	28	72	2	2	–	104
Additions	27	–	73	57	56	213
Disposals	(1)	(1)	(5)	(14)	(5)	(26)
Depreciation charge	(2)	(2)	(40)	(66)	(66)	(176)
Impairment charge	–	–	(17)	(52)	(46)	(115)
Net revaluation surplus	–	3	–	–	–	3
Net book value at 31st December	353	316	188	267	130	1,254
Cost or valuation	356	318	412	710	448	2,244
Depreciation and impairment	(3)	(2)	(224)	(443)	(318)	(990)
	353	316	188	267	130	1,254

12 Tangible Assets *(continued)*

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 1999 by independent professionally qualified valuers. The Directors have reviewed the carrying values at 2000 and 2001 and, as a result, deficits on individual properties below depreciated cost of US$2 million *(2000: nil)* have been charged to the consolidated profit and loss account. A net deficit of US$6 million *(2000: net surplus of US$3 million)* has been taken directly to property revaluation reserves. The amounts attributed to the Group, after tax and outside interests, are US$1 million and US$3 million respectively.

Certain of the land and buildings are pledged as security for borrowings *(refer note 22)*.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$547 million *(2000: US$589 million)*.

13 Leasehold Land Payments

	2001 US$m	2000 US$m
Net book value at 1st January		
– as previously reported	–	–
– consequential changes of adopting IAS 40	**348**	316
– as restated	**348**	316
Exchange differences	–	(1)
Additions	**15**	34
Amortisation	**(1)**	(1)
Net book value at 31st December	**362**	348

14 Associates and Joint Ventures

	2001 US$m	2000 US$m
Listed associates		
– Cycle & Carriage	127	199
– Hongkong Land	1,168	1,050
– Jardine Matheson	364	434
– The Oriental Hotel (Thailand)	48	48
– other	21	11
	1,728	1,742
Unlisted associates	217	214
	1,945	1,956
Joint ventures	57	43
Share of attributable net assets	2,002	1,999
Goodwill on acquisition		
– positive	140	140
– negative	(167)	(68)
	(27)	72
Amounts due to associates and joint ventures	(65)	(61)
	1,910	2,010
Market value of listed associates	3,718	4,031

The Group's share of assets and liabilities and results of joint ventures are summarised below:

	2001 US$m	2000 US$m
Non-current assets	70	47
Current assets	6	5
Current liabilities	(4)	(6)
Non-current liabilities	(15)	(3)
Net assets	57	43
Revenue	18	24
Profit before tax	2	1
Profit after tax	2	1
Net profit	2	1
Capital commitments	97	84

14 Associates and Joint Ventures *(continued)*

	2001 US$m	2000 US$m
Movements of share of attributable net assets for the year:		
At 1st January		
– as previously reported	3,619	2,867
– effect of adopting IAS 40 and consequential changes	(1,620)	(910)
	1,999	1,957
– effect of adopting IAS 39	43	–
– as restated	2,042	1,957
Net exchange translation differences		
– amount arising in year	(31)	(46)
– disposal of foreign entities by associates and joint ventures	2	28
Share of dividends of the Company *(refer note 28)*	58	42
Share of results before tax and amortisation and impairment of goodwill	119	537
Share of tax	(56)	(52)
Dividends received	(200)	(199)
Share of property revaluation	(2)	15
Share of deferred tax on property revaluation	–	(3)
Share of fair value losses on financial instruments	(97)	–
Share of fair value losses transferred to consolidated profit and loss account	4	–
Change in holding	159	(282)
Other movements	4	2
At 31st December	2,002	1,999
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	72	(15)
Additions	(96)	88
Amortisation	(3)	(1)
Net book value at 31st December	(27)	72

The Directors believe it appropriate to continue to state the value of the Group's investments in listed associates at its share of attributable net assets notwithstanding the lower stock market valuation of certain listed associates at the year end.

Amounts due to associates and joint ventures include loans, denominated in Euro, payable to Hongkong Land and Jardine Matheson of US$50 million and US$11 million *(2000: US$50 million and US$11 million)* respectively, of which US$46 million and US$10 million *(2000: US$46 million and US$10 million)* are interest bearing at market rate.

If the listed investments had been realised at their market values no taxation would have been payable.

15 Other Investments

The Group's other investments are available-for-sale financial assets. In the year ended 31st December 2000, the Group did not recognize in its financial statements the change in fair value of other investments. On the adoption of IAS 39 at 1st January 2001, other investments were remeasured at fair value.

	2001 US$m	2000 US$m
Listed investments		
– Edaran Otomobil Nasional	105	95
– J.P. Morgan Chase	–	117
– other	74	103
	179	315
Unlisted investments	320	170
	499	485
Movements for the year:		
At 1st January		
– as previously reported	485	377
– effect of adopting IAS 39	361	–
– as restated	846	377
Exchange differences	(23)	(10)
New subsidiary undertakings	–	21
Additions	5	129
Disposals	(172)	(32)
Impairment charge	(14)	–
Net revaluation deficit	(143)	–
At 31st December	499	485

16 Deferred Tax Assets/(Liabilities)

	Accelerated tax depreciation US$m	Asset revaluation US$m	Losses US$m	Provisions and other temporary differences US$m	Total US$m
2001					
At 1st January					
– as previously reported	(16)	(20)	2	3	(31)
– consequential changes of adopting IAS 40	–	3	–	–	3
– as restated	(16)	(17)	2	3	(28)
Exchange differences	1	1	–	(1)	1
Credited to consolidated profit and loss account	–	–	4	–	4
Credited to reserves	–	2	–	–	2
Subsidiary undertakings disposed of	2	5	–	(6)	1
Other	(1)	–	–	–	(1)
At 31st December	**(14)**	**(9)**	**6**	**(4)**	**(21)**
2000					
At 1st January					
– as previously reported	(14)	(27)	–	2	(39)
– consequential changes of adopting IAS 40	–	3	–	–	3
– as restated	(14)	(24)	–	2	(36)
Exchange differences	(2)	6	–	(1)	3
Credited to consolidated profit and loss account	–	–	2	2	4
Credited to reserves	–	1	–	–	1
At 31st December	(16)	(17)	2	3	(28)

	2001 US$m	2000 US$m
Analysis of net book value:		
Deferred tax assets	**10**	14
Deferred tax liabilities	**(31)**	(42)
	(21)	(28)

Deferred tax balances predominantly comprise non-current items. Deferred tax assets and liabilities are netted when the taxes relate to the same taxation authority and where offsetting is allowed.

Deferred tax assets of US$46 million *(2000: US$64 million)* arising from unused tax losses of US$234 million *(2000: US$265 million)* have not been recognized in the financial statements. Included in the unused tax losses, US$191 million have no expiry date and the balance will expire at various dates up to and including 2021.

Deferred tax liabilities of US$1 million *(2000: US$1 million)* on temporary differences associated with investments in subsidiary undertakings of US$11 million *(2000: US$11 million)* have not been recognized as there is no current intention of remitting the retained earnings to the holding companies.

17 Pension Plans

The Group has a large number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong and Southeast Asia. Most of the pension plans are final salary defined benefit plans and are either funded or unfunded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The amounts recognized in the consolidated balance sheet are as follows:

	2001 US$m	2000 US$m
Fair value of plan assets	**133**	155
Present value of funded obligations	**(97)**	(94)
	36	61
Present value of unfunded obligations	**(2)**	(2)
Unrecognized actuarial losses/(gains)	**6**	(20)
Net pension assets	**40**	39
Analysis of net pension assets:		
Pension assets	**42**	41
Pension liabilities	**(2)**	(2)
	40	39
Movements for the year:		
At 1st January	**39**	38
Expense recognized in the consolidated profit and loss account	**(7)**	(8)
Subsidiary undertakings disposed of	**(2)**	–
Contributions paid	**10**	9
At 31st December	**40**	39

17 Pension Plans *(continued)*

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2001 %	2000 %
Discount rate applied to pension obligations	7.5	7.5
Expected return on plan assets	7.0	7.0
Future salary increases	6.0	6.0

The amounts recognized in the consolidated profit and loss account are as follows:

	2001 US$m	2000 US$m
Current service cost	11	15
Interest cost	7	8
Expected return on plan assets	(10)	(15)
Net actuarial gains recognized	(1)	(1)
Past service cost	–	1
	7	8
Actual deficit on plan assets in the year	14	16

The above amounts are all recognized in arriving at operating profit and are included in cost of sales, selling and distribution costs and administration expenses.

18 Other Non-current Assets

Other non-current assets represent forward foreign exchange contracts held at fair value with maturity dates between one and three years.

19 Debtors and Prepayments

	2001 US$m	2000 US$m
Trade debtors	**31**	93
Provision for doubtful debts	**(2)**	(3)
Trade debtors – net	**29**	90
Prepayments	**15**	25
Amounts due from associates and joint ventures	**5**	6
Rental and other deposits	**49**	48
Tax recoverable	**8**	9
Other	**68**	69
	174	247

20 Bank Balances and Other Liquid Funds

	2001 US$m	2000 US$m
Deposits with banks and financial institutions	**503**	589
Bank and cash balances	**92**	148
	595	737

The weighted average interest rate on deposits with banks and financial institutions is 2.0% *(2000: 6.0%)*

21 Creditors and Accruals

	2001 US$m	2000 US$m
Trade creditors	**503**	679
Accruals	**294**	308
Amounts due to associates and joint ventures	**3**	3
Deposits accepted	**6**	5
Other	**1**	1
	807	996

22 Borrowings

	2001		2000	
	Carrying amount US$m	Fair value US$m	Carrying amount US$m	Fair value US$m
Current				
– bank overdrafts	25	25	29	29
– other bank advances	3	3	9	9
	28	28	38	38
Current portion of long-term bank borrowings	233	233	53	53
	261	261	91	91
Long-term borrowings				
– bank	962	962	1,925	1,925
– 6.375% Guaranteed Bonds due 2011	295	293	–	–
– 6.75% Convertible Bonds due 2005	13	16	13	16
– other	7	7	7	7
	1,277	1,278	1,945	1,948
	1,538	1,539	2,036	2,039

	2001 US$m	2000 US$m
Secured	357	354
Unsecured	1,181	1,682
	1,538	2,036
Due dates of repayment:		
Within one year	261	91
Between one and two years	156	1,003
Between two and five years	604	837
Beyond five years	517	105
	1,538	2,036

22 Borrowings *(continued)*

Currency:	Fixed rate borrowings Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
2001					
Hong Kong Dollar	3.7	2.0	212	298	510
Malaysian Ringgit	3.8	–	–	36	36
New Taiwan Dollar	3.2	–	–	7	7
New Zealand Dollar	5.8	0.2	16	25	41
Singapore Dollar	4.5	–	–	24	24
United Kingdom Sterling	5.3	–	–	100	100
United States Dollar	4.7	10.2	316	480	796
Other	5.2	6.7	22	2	24
			566	**972**	**1,538**
2000					
Australian Dollar	6.9	1.3	78	199	277
Hong Kong Dollar	7.1	2.3	244	358	602
Malaysian Ringgit	7.3	–	–	25	25
New Taiwan Dollar	5.6	–	–	21	21
New Zealand Dollar	7.0	1.0	26	31	57
Singapore Dollar	3.6	–	–	21	21
United Kingdom Sterling	6.9	–	–	104	104
United States Dollar	7.5	51.5	20	883	903
Other	5.1	7.3	24	2	26
			392	1,644	2,036

In November 2001, Jardine Strategic Finance Limited, a wholly-owned subsidiary undertaking, issued US$300 million 6.375% Guaranteed Bonds due 2011. The bonds are guaranteed by the Company. Proceeds of the bonds were used for refinancing and extending the maturity of existing borrowings and for general corporate purposes. The bonds will mature on 8th November 2011.

In March 2000, Mandarin Oriental issued US$76 million 6.75% Convertible Bonds due 2005. Proceeds of the bonds were used to finance the acquisition of The Rafael Group. The bonds are convertible up to and including 23rd February 2005 into fully paid ordinary shares of Mandarin Oriental at a conversion price of US$0.671 per ordinary share. At 31st December 2001, US$61 million *(2000: US$61 million)* of the bonds were held by the Company and the carrying amount of US$58 million *(2000: US$58 million)* was netted off the carrying amount of the bonds.

Secured borrowings at 31st December 2001 were secured against Mandarin Oriental's tangible fixed assets. The net book value of these assets at 31st December 2001 was US$571 million *(2000: US$587 million)*.

The weighted average interest rates and period of fixed rate borrowings are stated after taking into account hedging transactions.

23 Other Non-current Liabilities

Other non-current liabilities represent interest rate swaps held at fair value with maturity dates between two and five years.

24 Segment Information

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2001			
By business:			
Dairy Farm	152	1,166	(755)
Mandarin Oriental	6	791	(45)
	158	1,957	(800)
Corporate and other interests	–	10	(14)
	158	**1,967**	**(814)**
By geographical area:			
Australia	12	31	(32)
Continental Europe	–	28	(1)
Hong Kong and Mainland China	74	961	(385)
New Zealand	19	143	(76)
North America	7	121	(37)
Northeast Asia	6	84	(60)
Southeast Asia	40	394	(205)
United Kingdom	–	195	(4)
	158	1,957	(800)
Corporate and other interests	–	10	(14)
	158	**1,967**	**(814)**
Segment assets/(liabilities)		1,967	(814)
Associates and joint ventures		1,910	–
Unallocated assets/(liabilities)		1,112	(1,586)
Total assets/(liabilities)		**4,989**	**(2,400)**

24 Segment Information *(continued)*

	Capital expenditure US$m	Segment assets US$m	Segment liabilities US$m
2000			
By business:			
Dairy Farm	184	1,602	(930)
Mandarin Oriental	160	821	(54)
	344	2,423	(984)
Corporate and other interests	8	12	(14)
	352	2,435	(998)
By geographical area:			
Australia	43	357	(232)
Continental Europe	28	30	(1)
Hong Kong and Mainland China	87	1,083	(404)
New Zealand	28	154	(72)
North America	90	126	(28)
Northeast Asia	8	88	(58)
Southeast Asia	30	378	(180)
United Kingdom	30	207	(9)
	344	2,423	(984)
Corporate and other interests	8	12	(14)
	352	2,435	(998)
Segment assets/(liabilities)		2,435	(998)
Associates and joint ventures		2,010	–
Unallocated assets/(liabilities)		1,245	(2,092)
Total assets/(liabilities)		5,690	(3,090)

Capital expenditure comprises of additions of goodwill, tangible assets and leasehold land payments, including those arising from acquisitions of subsidiary undertakings.

Unallocated assets and liabilities comprise of other investments, tax assets and liabilities, cash and cash equivalents, and borrowings.

25 Share Capital

	2001 US$m	2000 US$m
Authorised:		
1,500,000,000 shares of US¢5 each	**75**	75
1,000,000 shares of US$800 each	**800**	800
	875	875

	Ordinary shares in millions 2001	Ordinary shares in millions 2000	2001 US$m	2000 US$m
Issued and fully paid shares of US¢5 each:				
At 1st January	**1,065**	1,155	**53**	57
Repurchased and cancelled	**(4)**	(90)	**–**	(4)
At 31st December	**1,061**	1,065	**53**	53

The Company repurchased 4 million *(2000: 90 million)* shares from the stock market at a cost of US$10 million *(2000: US$259 million)*.

26 Share Premium

	2001 US$m	2000 US$m
At 1st January	**1,274**	1,529
Repurchase of shares *(refer note 25)*	**(10)**	(255)
At 31st December	**1,264**	1,274

27 Revenue and Other Reserves

	Revenue reserves US$m	Capital reserves & contributed surplus US$m	Property revaluation reserves US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2001						
At 1st January						
– as previously reported	1,459	408	1,768	–	(203)	3,432
– effect of adopting IAS 40 and consequential changes	(128)	–	(1,671)	–	6	(1,793)
	1,331	408	97	–	(197)	1,639
– effect of adopting IAS 39	218	–	–	(12)	–	206
– as restated	1,549	408	97	(12)	(197)	1,845
Revaluation of properties						
– net revaluation deficit	–	–	(5)	–	–	(5)
– deferred tax	–	–	1	–	–	1
Revaluation of other investments						
– fair value losses	(126)	–	–	–	–	(126)
– transfer to consolidated profit and loss account on disposal	(13)	–	–	–	–	(13)
Net exchange translation differences						
– amount arising in year	–	–	–	–	(42)	(42)
– transfer to consolidated profit and loss account on disposal of businesses	–	–	–	–	21	21
Cash flow hedges						
– fair value losses	–	–	–	(12)	–	(12)
– transfer to consolidated profit and loss account	–	–	–	9	–	9
Net profit	32	–	–	–	–	32
Dividends *(refer note 28)*	(97)	–	–	–	–	(97)
Change in attributable interests	1	–	–	–	–	1
Transfer	12	–	(12)	–	–	–
At 31st December	**1,358**	**408**	**81**	**(15)**	**(218)**	**1,614**
of which:						
Company	1,458	303	–	–	–	1,761
Associates and joint ventures	254	–	65	(12)	(167)	140

27 Revenue and Other Reserves *(continued)*

	Revenue reserves US$m	Capital reserves & contributed surplus US$m	Property revaluation reserves US$m	Exchange reserves US$m	Total US$m
2000					
At 1st January					
– as previously reported	1,032	408	1,023	(159)	2,304
– effect of adopting IAS 40 and consequential changes	(116)	–	(937)	1	(1,052)
– as restated	916	408	86	(158)	1,252
Revaluation of properties					
– net revaluation surplus	–	–	10	–	10
– deferred tax	–	–	(1)	–	(1)
Net exchange translation differences					
– amount arising in year	–	–	–	(66)	(66)
– transfer to consolidated profit and loss account on disposal of businesses	–	–	–	31	31
Net profit	537	–	–	–	537
Dividends *(refer note 28)*	(125)	–	–	–	(125)
Change in attributable interests	1	–	–	–	1
Transfer	2	–	2	(4)	–
At 31st December	1,331	408	97	(197)	1,639
of which:					
Company	1,240	303	–	2	1,545
Associates and joint ventures	478	–	67	(140)	405

The capital reserves of US$104 million *(2000: US$104 million)* represent the share capital and share premium of Jardine Securities Limited, the holding company of the Group prior to the reorganization in 1987 when Jardine Strategic Holdings Limited became the new holding company, and are non-distributable.

Contributed surplus represents the excess in value of shares acquired in consideration for the issue of the Company's shares, over the nominal value of those shares issued. Under the Bye-Laws of the Company, the contributed surplus is distributable.

28 Dividends

	2001 US$m	2000 US$m
Final dividend in respect of 2000 of US¢9.90 *(1999: US¢9.90)* per share	**106**	114
Interim dividend in respect of 2001 of US¢4.60 *(2000: US¢4.60)* per share	**49**	53
	155	167
Less Company's share of dividends paid on the shares held by an associate	**(58)**	(42)
	97	125

A final dividend in respect of 2001 of US¢9.90 *(2000: US¢9.90)* per share amounting to a total of US$105 million *(2000: US$106 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by an associate of US$40 million *(2000: US$39 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

29 Own Shares Held

Own shares held represent the Company's share of the cost of 798 million *(2000: 788 million)* ordinary shares in the Company held by an associate and are deducted in arriving at shareholders' funds.

30 Outside Interests

	2001 US$m	2000 US$m
By business:		
Dairy Farm	**201**	188
Mandarin Oriental	**212**	244
Other	**69**	(3)
	482	429
Movements for the year:		
At 1st January		
– as previously reported	**617**	1,058
– effect of adopting IAS 40 and consequential changes	**(188)**	(201)
	429	857
– effect of adopting IAS 39	**188**	–
– as restated	**617**	857
Net exchange translation differences		
– amount arising in year	**(15)**	(30)
– disposal of businesses	**16**	–
Attributable profit/(loss) and dividends	**(1)**	(141)
Property revaluation		
– net revaluation (deficit)/surplus	**(3)**	8
– deferred tax	**1**	(1)
Fair value losses on financial instruments	**(103)**	–
Fair value losses transferred to consolidated profit and loss account	**2**	–
Capital contribution and change in attributable interests	**(32)**	(264)
At 31st December	**482**	429

31 Notes to Consolidated Cash Flow Statement

(a) Depreciation and amortisation	2001 US$m	2000 US$m
By business:		
Dairy Farm	132	172
Mandarin Oriental	15	13
	147	185

(b) Other non-cash items	2001 US$m	2000 US$m
By nature:		
Profit on sale of subsidiary undertakings	(17)	–
Profit on sale of associates and joint ventures	–	(1)
Profit on sale of other investments	(29)	(217)
Loss/(profit) on sale of tangible assets	12	(7)
Net gain on disposal of Franklins' assets in Dairy Farm	(38)	–
Impairment of assets	26	129
Deficit on revaluation of properties	2	–
	(44)	(96)
By business:		
Dairy Farm	(29)	121
Mandarin Oriental	2	–
Corporate and other interests	(17)	(217)
	(44)	(96)

(c) Decrease in working capital	2001 US$m	2000 US$m
Decrease in stocks	138	74
Increase in debtors and prepayments	(3)	–
Decrease in creditors and accruals	(113)	(11)
Decrease in pension obligations	(2)	(1)
	20	62

31 Notes to Consolidated Cash Flow Statement *(continued)*

(d) Purchase of subsidiary undertakings	2001 US$m	2000 US$m
Tangible assets	–	104
Associates and joint ventures	–	22
Other investments	–	21
Current assets	–	23
Current liabilities	–	(11)
Long-term borrowings	–	(31)
Outside interests	3	1
Fair value at acquisition	3	129
Goodwill attributable to subsidiary undertakings	6	35
Total consideration	9	164
Adjustment for deferred consideration and carrying value of associates and joint ventures	–	(1)
Cash and cash equivalents of subsidiary undertakings acquired	–	(12)
Net cash outflow	9	151
Payment of deferred consideration	4	6
Purchase of shares in Dairy Farm	24	27
Purchase of shares in Mandarin Oriental	17	27
Restructuring of Connaught Investors	–	254
	54	465

Net cash outflow in 2000 of US$151 million included Mandarin Oriental's acquisition of The Rafael Group of US$135 million.

(e) Purchase of associates and joint ventures in 2001 included the Company's increased interests in Hongkong Land of US$50 million *(2000: US$37 million)* and Cycle & Carriage of US$11 million *(2000: US$6 million)*.

31 Notes to Consolidated Cash Flow Statement *(continued)*

(f) Sale of subsidiary undertakings	2001 US$m	2000 US$m
Goodwill	1	–
Tangible assets	4	–
Pension assets	2	–
Current assets	70	–
Current liabilities	(39)	–
Deferred tax liabilities	(1)	–
Net assets disposed of	37	–
Profit on disposal	17	–
Net cash inflow	54	–

Net cash inflow in 2001 related to Dairy Farm's sale of Sims Trading.

The revenue in respect of subsidiary undertakings disposed of during the year amounted to US$32 million.

(g) Sale of associates and joint ventures in 2000 included consideration received from Jardine Matheson for the repurchase of its own shares from the Group of US$89 million.

(h) Sale of other investments in 2001 included the Company's interests in Housing Development Finance Corporation of US$70 million and J.P. Morgan Chase of US$119 million. Sale of other investments in 2000 included net proceeds from the sale of the Company's interest in Robert Fleming of US$134 million.

(i) Analysis of balances of cash and cash equivalents	2001 US$m	2000 US$m
Bank balances and other liquid funds *(refer note 20)*	595	737
Bank overdrafts *(refer note 22)*	(25)	(29)
	570	708

32 Financial Instruments

The Company and its subsidiary undertakings manage their exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk

Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investments in foreign subsidiary undertakings, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

Funding risk

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments and discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, and current borrowings are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

Derivative financial instruments

In the year ended 31st December 2000, the Group did not recognize in its financial statements the change in fair value of derivative financial instruments. On the adoption of IAS 39 at 1st January 2001, certain derivatives were designated as cash flow hedges and remeasured to fair values.

32 Financial Instruments *(continued)*

The fair values of derivative financial instruments at 31st December are as follows:

	2001		2000	
	Positive fair value US$m	Negative fair value US$m	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges				
– interest rate swaps	**–**	**5**	–	9
Economic hedges of net investment in foreign entities				
– forward foreign exchange contracts	**2**	**–**	–	1

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2001 were US$469 million *(2000: US$285 million).*

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following two years.

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2001 were US$228 million *(2000: US$358 million).*

The due dates of interest rate swaps at 31st December were as follows:

	2001 US$m	2000 US$m
Within one year	**29**	37
Between one and five years	**199**	311
Beyond five years	**–**	10
	228	358

At 31st December 2001, the fixed interest rates relating to interest rate swaps vary from 2.5% to 7.3% *(2000: 4.2% to 7.9%).*

33 Commitments

	2001 US$m	2000 US$m
Capital commitments:		
Authorised not contracted	**102**	27
Contracted not provided	**7**	9
	109	36
Operating lease commitments:		
Total commitments under operating leases		
– due within one year	**223**	271
– due between one and five years	**380**	592
– due beyond five years	**568**	963
	1,171	1,826

Total future sublease payments receivable relating to the above operating leases amounted to US$5 million *(2000: US$3 million)*.

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

34 Contingent Liabilities

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

35 Related Party Transactions

The ultimate holding company of the Group is Jardine Matheson Holdings Limited, a company incorporated in Bermuda.

In accordance with the Bye-Laws, Jardine Matheson Limited, a wholly-owned subsidiary undertaking of Jardine Matheson Holdings Limited, has been appointed General Manager of the Company, and during 2001 received fee income of US$11 million *(2000: US$11 million)* from the Company.

36 Principal Subsidiary Undertakings and Associates

The principal subsidiary undertakings and associates of the Group at 31st December 2001 are set out below.

	Country of incorporation	Particulars of issued capital and debt securities		Attributable interests 2001 %	2000 %	Nature of business
Cycle & Carriage Ltd*	Singapore	SGD 238,454,644	ordinary	29	26	Motor distribution and property development & investment
Dairy Farm International Holdings Ltd	Bermuda	USD 94,867,432	ordinary	62	60	Supermarkets and drugstores
Hongkong Land Holdings Ltd*	Bermuda	USD 229,522,629	ordinary	41	37	Property development & investment, leasing & management and infrastructure investment
		USD 600,000,000	bonds due 2011	–	–	
Jardine Matheson Holdings Ltd*	Bermuda	USD 156,943,044	ordinary	51	50	Engineering and construction, transportation, consumer marketing, motor trading, property, hotels, supermarkets and insurance broking
		USD 549,930,000	guaranteed bonds due 2007	–	–	
Mandarin Oriental International Ltd	Bermuda	USD 44,101,256	ordinary	66	62	Hotel management & ownership
		USD 75,865,000	convertible bonds due 2005	80	80	

Attributable interests represent the proportional holdings of the Company, held directly or through its subsidiary undertakings, in the issued share capitals of the respective subsidiary undertakings and associates, after the deduction of any shares held by the trustees of the employee share option schemes of any such company and any shares in any such company owned by its wholly-owned subsidiary undertakings.

*Associates. All other companies are subsidiary undertakings.

37 Summarised Balance Sheet of the Company

Included below is certain summarised balance sheet information of the Company disclosed in accordance with Bermuda law.

	2001 US$m	2000 US$m
Subsidiary undertakings	**1,519**	1,246
Associates	**1,562**	1,513
Other investments	**–**	117
Non-current assets	**3,081**	2,876
Current assets	**1**	1
Current liabilities	**(4)**	(5)
Net current liabilities	**(3)**	(4)
Net operating assets	**3,078**	2,872
Share capital *(refer note 25)*	**53**	53
Share premium *(refer note 26)*	**1,264**	1,274
Revenue and other reserves *(refer note 27)*	**1,761**	1,545
Shareholders' funds	**3,078**	2,872

Subsidiary undertakings and associates are shown at cost less amounts provided.

38 Corporate Cash Flow and Net Debt

	2001 US$m	2000 US$m
Dividends receivable		
Subsidiary undertakings	7	46
Associates	168	162
Other holdings	12	18
	187	226
Less taken in scrip	(5)	(75)
	182	151
Other operating cash flows	(47)	(35)
Cash flows from operating activities	135	116
Investing activities		
Purchase of subsidiary undertakings	(41)	(425)
Purchase of associates and other investments	(62)	(55)
Sale of associates and other investments	189	223
Cash flows from investing activities	86	(257)
Financing activities		
Repurchase of shares	(10)	(259)
Capital contribution from outside shareholders	–	2
Dividends paid by the Company	(155)	(167)
Cash flows from financing activities	(165)	(424)
Effect of exchange rate changes	–	1
Net decrease/(increase) in net debt	56	(564)
Net debt at 1st January	(776)	(212)
Net debt at 31st December	(720)	(776)
Represented by:		
Bank balances and other liquid funds	5	59
6.375% Guaranteed Bonds due 2011	(295)	–
Other long-term borrowings	(430)	(835)
	(720)	(776)

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.

Report of the Auditors

To the Members of Jardine Strategic Holdings Limited

We have audited the financial statements on pages 16 to 58. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the financial position of the Group at 31st December 2001 and of its profit and cash flows for the year then ended in accordance with International Accounting Standards and the Bermuda Companies Act.

Our audit was conducted for the purpose of forming an opinion on the financial statements. The supplementary financial information (being that described as 'prepared in accordance with IAS as modified by revaluation of leasehold properties') shown on pages 16 to 19 and page 31 is presented for purposes of additional analysis and is not part of the financial statements prepared in accordance with International Accounting Standards. The supplementary financial information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion has been properly prepared in accordance with the basis set out on page 20.

PricewaterhouseCoopers
London, 27th February 2002

1 Embankment Place
London WC2N 6RH
United Kingdom

Five Year Summary

prepared in accordance with IAS as modified by revaluation of leasehold properties

Consolidated Profit and Loss Account

	2001 US$m	2000 US$m	1999 US$m	1998 US$m	1997 US$m
Revenue	**5,152**	5,960	6,097	5,951	7,146
Profit/(loss) before tax	**(102)**	1,246	293	(1,158)	103
Tax	**(75)**	(68)	(47)	(83)	(106)
Profit/(loss) after tax	**(177)**	1,178	246	(1,241)	(3)
Outside interests	**(4)**	55	(39)	(85)	(81)
Net profit/(loss)	**(181)**	1,233	207	(1,326)	(84)
Preference dividends	**–**	–	–	–	(28)
Profit/(loss) attributable to ordinary shareholders	**(181)**	1,233	207	(1,326)	(112)
Underlying net profit	**146**	128	148	211	235
Earnings/(loss) per share (US¢)	**(27.21)**	147.40	23.15	(145.71)	(13.94)
Underlying earnings per share (US¢)	**22.00**	15.28	16.49	23.16	29.35
Dividends per ordinary share (US¢)	**14.50**	14.50	14.50	12.50	14.50

Results and earnings per share prior to 2001 have been restated to reflect changes in fair values of investment properties in the consolidated profit and loss account to comply with IAS 40.

Consolidated Balance Sheet

	2001 US$m	2000 US$m	1999 US$m	1998 US$m	1997 US$m
Goodwill	**72**	83	107	12	4
Tangible assets	**1,692**	1,966	2,019	1,682	2,246
Associates and joint ventures	**3,305**	3,629	2,852	2,723	4,223
Other investments	**499**	485	377	377	518
Other non-current assets	**54**	55	44	51	57
Net current assets/(liabilities)	**(34)**	354	112	359	381
Long-term borrowings	**(1,277)**	(1,945)	(1,032)	(761)	(1,148)
Other non-current liabilities	**(41)**	(46)	(45)	(63)	(57)
Net operating assets	**4,270**	4,581	4,434	4,380	6,224
Shareholders' funds	**3,639**	3,964	3,376	3,256	4,878
Outside interests	**631**	617	1,058	1,124	1,346
Capital employed	**4,270**	4,581	4,434	4,380	6,224
Net assets per share (US$)*	**4.88**	5.07	3.99	3.21	4.27
Yearly change (%)	***(4)***	*27*	*24*	*(25)*	*(29)*

Prior to 2001, other investments are stated at cost less amounts provided.

*Based on the market price of the Company's holdings.

Consolidated Cash Flow Statement

	2001 US$m	2000 US$m	1999 US$m	1998 US$m	1997 US$m
Cash flows from operating activities	**298**	284	343	351	653
Cash flows from investing activities	**202**	(534)	(469)	161	(471)
Net cash flow before financing	**500**	(250)	(126)	512	182
Cash flow per share from operating activities (US¢)	**44.75**	33.97	38.32	38.63	81.61

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with International Accounting Standards ('IAS'), must give a true and fair view of the state of affairs of the Group at the end of the financial year and of the profit or loss for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that the applicable accounting standards have been followed. Supplementary financial information, described as being 'prepared in accordance with IAS as modified by revaluation of leasehold properties', has been presented by the Directors and reviewed and commented upon by the external auditors. The supplementary financial information is intended to provide shareholders with a more meaningful presentation of the Group's financial performance.

It is also the responsibility of the Directors to ensure proper accounting records are maintained and to take reasonable steps to safeguard the assets of the Group as well as to prevent and detect fraud and other irregularities.

Internal Financial Control

The Board is responsible for maintaining a system of internal financial control designed to enable the Directors to monitor the Company's overall financial position, to help protect its assets and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

The Group's policy on commercial conduct underpins the internal financial control process. The policy is set out in a published 'Code of Conduct' which covers business ethics, compliance with local legislation and accounting requirements. The Code of Conduct is reinforced and monitored across the Group by an annual compliance certification process.

The operating companies in which the Company has significant stakes maintain control and direction over strategic, financial, organizational and compliance issues, and have in place organizational structures with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; and for monitoring the companies' operations and performance. The information systems in place are designed to ensure that the financial information reported by the companies is reliable and up to date.

The implementation of the systems of internal financial control throughout the Group's operating companies is the responsibility of each company's executive management: these systems are monitored by a series of audit committees and an internal audit function which reports their findings and recommendations for any corrective action required to the relevant audit committee, and, if appropriate, to the Audit Committee of the Company.

The systems of internal control include:

- An ongoing process of reviewing internal controls and evaluating risks faced by the Company.
- Approval by the Board of annual revenue, expenditure and investment budgets.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures.
- Regular reporting of fiscal, legal and accounting developments to the audit committees of the operating companies and their boards and, in turn, to the Company's Audit Committee and the Board.
- Post event reviews of major investments by the executive management of the operating companies.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is to be considered by the Company's Audit Committee with the executive management together with a report from the external auditors on the audit process. The external auditors also meet with the full boards of the operating companies, in addition to the companies' chief executives and other executive directors, and reports are made available to the Board of the Company.

The Company's Audit Committee is required to keep under review the nature, scope and results of the external audit, the audits conducted by the internal audit department and the findings of the various audit committees of the operating companies. The independence and objectivity of the external auditors is also to be considered on a regular basis.

Directors' Interests

At 31st December 2001, the Directors of the Company had the interests set out below in the ordinary share capitals of the Company and its subsidiaries, Dairy Farm and Mandarin Oriental, and its holding company, Jardine Matheson. These interests were beneficial except where otherwise indicated.

	The Company	Dairy Farm	Mandarin Oriental	Jardine Matheson
Henry Keswick	–	–	–	10,342,724#
				55,366*
Percy Weatherall	78,750	579,981	–	28,699,561#†
				210,331*
Brian Keelan	250,000	163,800	115,000	36,000
Simon Keswick	7,181	66,087	19,858	32,175,041#†
	19,661*			2,722,552*
Dr George C.G. Koo	136,283	37,483	37,825	20,482
R.C. Kwok	72,015	94,424	45,898	66,852
C.G.R. Leach	52,962	–	–	804,649
Norman Lyle	–	99,900	100,000	–

** Non-beneficial.*
 # Includes 2,269,585 ordinary shares held by a family trust in which Henry Keswick, Percy Weatherall and Simon Keswick each has a discloseable interest.
† Includes 23,689,619 ordinary shares held by a family trust in which Percy Weatherall and Simon Keswick each has a discloseable interest.

In addition:

(a) At 31st December 2001, Percy Weatherall, Brian Keelan and Norman Lyle held options in respect of 750,000, 750,000 and 700,000 ordinary shares, respectively, in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

(b) At 31st December 2001, Henry Keswick, Percy Weatherall, Brian Keelan, Simon Keswick, R.C. Kwok, C.G.R. Leach and Norman Lyle had deemed interests in 35,915,991 ordinary shares in Jardine Matheson as discretionary objects under a trust (the '1947 Trust'), the income of which is available for distribution to senior executive officers and employees of Jardine Matheson and its wholly-owned subsidiaries.

(c) On 4th March 2002, Percy Weatherall acquired 60,000 ordinary shares in Jardine Matheson upon the exercise of options issued pursuant to that company's senior executive share incentive schemes.

(d) On 7th March 2002, Percy Weatherall was granted options in respect of a further 100,000 ordinary shares in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 11th March 2002.

Directors' Appointments, Remuneration and Service Contracts

On 27th July 2001, Brian Keelan was appointed a Director of the Company. In accordance with Bye-Law 85, P.L.A. Jamieson and Simon Keswick retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. In accordance with Bye-Law 92, Brian Keelan will also retire and, being eligible, offers himself for re-election. None of the Directors proposed for re-election has a service contract with the Company which has a notice or contract period of one or more years or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2001, the Directors received remuneration and benefits in kind payable by the Company which amounted to US$173,658 *(2000: US$135,000)*.

Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company that Jardine Matheson was interested indirectly in 798,402,531 ordinary shares representing 75.22% of the Company's current issued ordinary share capital. Apart from this shareholding, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 11th March 2002.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorised to manage investments under an investment management agreement or where such person is the operator of an authorised collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Securities Purchase Arrangements

At the Annual General Meeting held on 17th May 2001, shareholders renewed the approval of a general mandate authorising the Directors to effect purchases of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

During the year, the Company repurchased and cancelled 3,876,000 ordinary shares in the Company for an aggregate total cost of US$9.9 million. The ordinary shares repurchased represented 0.36% of the Company's issued ordinary share capital.

Related Party Transactions

During the course of the year, the Company entered into transactions with 'related party', as defined in the listing rules of the UK Listing Authority, details of which are included in note 35 to the financial statements on page 56.

Annual General Meeting

The full text of the resolutions and explanatory notes of the 2002 Annual General Meeting are contained in the Notice of Meeting which is set out on pages 66 and 67.

Shareholder Information

Financial Calendar

2001 full-year results announced	27th February 2002
Share registers closed	18th to 22nd March 2002
Annual General Meeting to be held	9th May 2002
2001 final dividend payable	16th May 2002
2002 half-year results to be announced	31st July 2002*
Share registers to be closed	26th to 30th August 2002*
2002 interim dividend payable	16th October 2002*

**Subject to change*

Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 26th April 2002. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 2nd May 2002. Shareholders holding their shares through The Central Depository (Pte) Ltd ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Ltd
P.O. Box HM 1068
Hamilton HM EX
Bermuda

Jersey Branch Registrar
Capita IRG (Offshore) Ltd
P.O. Box 378
St Helier, Jersey JE4 0FF
Channel Islands

United Kingdom Transfer Agent
Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU, England

Singapore Branch Registrar
M & C Services Private Ltd
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

ADR Depositary
The Bank of New York
Depositary Receipts Division
620 Avenue of the Americas
6th Floor, New York, NY 10011
United States of America

Press releases and other financial information can be accessed through the Internet at 'www.jardines.com'.

Notice is hereby given that the Annual General Meeting of the members of Jardine Strategic Holdings Limited will be held in The Bermuda Room, the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Thursday, 9th May 2002 at 11:00 a.m. for the following purposes:

1 To receive and consider the Financial Statements and the Report of the Auditors for the year ended 31st December 2001, and to declare a final dividend.

2 To re-elect Directors.

3 To re-appoint the Auditors and to authorise the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments, the following Ordinary Resolutions:

4 That:
(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)), shall not exceed US$2.6 million, and the said approval shall be limited accordingly.

5 That:
(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 4 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

6 That:
the purchase by the Company of shares of US¢25 each in Jardine Matheson Holdings Limited ('Jardine Matheson') during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting or the cessation of the Company's status as a subsidiary of Jardine Matheson) be and is hereby generally and unconditionally approved, provided that any purchases of Jardine Matheson shares by the Company pursuant to this authority shall

be in accordance with and limited by the terms of the authority granted to the directors of Jardine Matheson by its shareholders from time to time and that the authority granted by this Resolution shall be limited accordingly.

By Order of the Board
C.H. Wilken
Company Secretary

28th March 2002

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 4

This resolution relates to the renewal of a general mandate authorising the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 5

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority will be not less than US¢5 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 11th March 2002, the latest practicable date prior to the publication of this document, there were no outstanding warrants or options to subscribe for shares. The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Resolution 6

This resolution confirms the power of the Directors to acquire shares in the Company's parent company, Jardine Matheson, subject to the limits set out in that company's own share repurchase mandate.

Note:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee, within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Jardine Matheson Ltd	48th Floor, Jardine House G.P.O. Box 70 Hong Kong	Telephone Facsimile Email Website	(852) 2843 8288 (852) 2845 9005 jml@jardines.com www.jardines.com Percy Weatherall
Matheson & Co., Ltd	3 Lombard Street London EC3V 9AQ United Kingdom	Telephone Facsimile Email Website	(44 20) 7816 8100 (44 20) 7623 5024 rleach@matheson.co.uk www.matheson.co.uk C.G.R. Leach
Jardine Pacific Ltd	25th Floor, Devon House Taikoo Place 979 King's Road Quarry Bay Hong Kong	Telephone Facsimile Email	(852) 2579 2888 (852) 2856 9674 jpl@jardines.com James Riley
Jardine Motors Group Ltd	31st Floor, The Lee Gardens 33 Hysan Avenue G.P.O. Box 209 Hong Kong	Telephone Facsimile Email	(852) 2895 7218 (852) 2907 2911 jmg@jardines.com A.J.L. Nightingale
Jardine Lloyd Thompson Group plc	6 Crutched Friars London EC3N 2PH United Kingdom	Telephone Facsimile Email Website	(44 20) 7528 4000 (44 20) 7528 4185 info@jltgroup.com www.jltgroup.com Steve McGill
Dairy Farm Management Services Ltd	7th Floor, Devon House Taikoo Place 979 King's Road G.P.O. Box 286 Hong Kong	Telephone Facsimile Email Website	(852) 2299 1888 (852) 2299 4888 groupcomm@dairy-farm.com.hk www.dairyfarmgroup.com Ronald J. Floto
Hongkong Land Ltd	8th Floor One Exchange Square Hong Kong	Telephone Facsimile Email Website	(852) 2842 8428 (852) 2845 9226 gpobox@hkland.com www.hkland.com Nicholas Sallnow-Smith
Mandarin Oriental Hotel Group International Ltd	281 Gloucester Road Causeway Bay Hong Kong	Telephone Facsimile Email Website	(852) 2895 9288 (852) 2837 3500 jillk@mohg.com www.mandarinoriental.com Edouard Ettedgui
Cycle & Carriage Ltd	239 Alexandra Road Singapore 159930	Telephone Facsimile Email Website	(65) 6473 3122 (65) 6475 7088 customerservice@cyclecarriage.com.sg www.cyclecarriage.com.sg Philip Eng

www.jardines.com